Exhibit 99.1

Exhibit 99.1

Opening remarks

Richard Tobin

CNH Industrial

We have the Tools to Compete

1 12 48 62 190

group industry recognized brands R&D centers manufacturing facilities national markets

71,192 6,300 7,710 $ 5,061*

employees individuals dedicated to innovation active patents owned million invested in R&D

(*) Based on last 5 years IFRS at exchange rate of 1.35 USD/EUR (December 2013)

Opening remarks May 8, 2014 2

CNH Industrial

Our Products are tied together by Common Purpose

Professional industrial equipment and commercial vehicle customers

Full line distribution model with wide geographic coverage

Best in class powertrain technologies

Full lifecycle product services

Opening remarks

May 8, 2014 3

CNH Industrial

The Macro Trends driving our Business Plan

The Industrialization of the farming business Infrastructure modernization

Mission flexibility and efficiency The competitive edge

Opening remarks

Micro Hybrid

Hybrid Transfer Box

Batteries

Cooling Engine ATS Gearbox

May 8, 2014 4

CNH Industrial

Plan Objectives

Expand world class agricultural business product portfolio and geographic reach

Re-position Construction Equipment brands and return to profitable growth

Fully realize the potential of the Commercial Vehicles new product pipeline

Leverage industry leading powertrain technologies investments commercial potential

Best in class product support and integration of support functions

Opening remarks May 8, 2014 5

Group Executive Council (GEC)

CNH INDUSTRIAL | START 2014-2018

CHAIRMAN


Sergio Marchionne

GROUP CEO


Rich Tobin

Chief Operating Officers


NAFTA
Brad Crews


EMEA
Andreas Klauser


LATAM
Vilmar Fistarol


APAC
Stefano Pampalone


IVECO
Franco Fusignani


POWERTRAIN
Giovanni Bartoli

Global Brand Presidents


Case IH Ag Equipment
Andreas Klauser


New Holland Ag Equipment
Carlo Lambro


Iveco
Lorenzo Sistino


Case Construction
Rich Tobin


New Holland Construction
Rich Tobin


Parts & Service
Dino Maggioni

Commercial/ Industrial Leaders


Chief Technical Officer
Dario Ivaldi


Chief Manufacturing Officer
Derek Neilson


Chief Quality Officer
Adrian Pipe


Chief Purchasing Officer
Annalisa Stupenengo


Precision Solutions & Telematics
Dino Maggioni


Specialty Vehicles & GEC Coordinator
Alessandro Nasi

Support/ Corporate Leaders


President Financial Services
Oddone Incisa


Chief Financial Officer
Max Chiara


Chief Human Resources Officer
Linda Knoll

Opening remarks May 8, 2014 | 6

7 CNI

INDUSTRIAL

INVESTOR DAY

AUBURN HILLS

MAY 8TH, 2014

AGENDA

8:30 a.m. Opening Remarks

Case IH Brand

New Holland Agriculture

Precision Farming

Construction Equipment

Iveco

Iveco BUS

Specialty Vehicles

FPT Industrial

10:45 a.m. Break

Parts and Service

EMEA

APAC

LATAM

NAFTA

Manufacturing

12:35 p.m. Lunch

Financial Services

Q1 Results

Financial Forecast

2:50 p.m. Break

Q&A

Closing Comments

Investor day auburn hills may 8th, 2014

Case IH Brand

Andreas Klauser

Case IH Brand

Our Vision

To be the preferred partner in bringing innovative products and market leading agricultural solutions and services to our customers around the world

Our Focus

Large grain / Row crops Small grain / Cash crops Special crops

Case IH Brand May 8, 2014 9

Case IH: A Legacy
Our Heritage

CNH INDUSTRIAL | START 2014-2018



1842 — Jerome Increase Case founds the Racine Threshing Machine Works in Racine, Wisconsin.

1869 — J.I. Case and Company produces the first steam engine tractor.



1892 — Case builds the first gasoline-powered tractor.



1924 — The world-famous Farmall tractor is launched.



1977 — IH launches the revolutionary Axial-Flow combine.



1985 — The agricultural division of International Harvester is acquired.

INTERNATIONAL HARVESTER

1988 — Steiger tractors are added to the growing Case IH offering.



1988 — The first all-new machine to come from the combined engineering of Case and IH is introduced: the Magnum.



1995 — Case IH introduces the world to precision farming with AFS.

AFS ADVANCED FARMING SYSTEMS

1996 — Steiger Quadtrac is introduced.



1998 — Case IH expands its application offering by acquiring Tyler Manufacturing.



2013 — Case IH launches the first multiple-row sugarcane harvester.



Case IH Brand May 8, 2014 | 10

Case IH Brand Positioning

Who We Are

Global provider of premium equipment Key segments

Powerful Reliable Highly productive

Large grain & cash crop producers Contractors Specialty crop producers

Case IH Brand May 8, 2014 11

Case IH DNA

Recognized Global Leadership Serving Professional Farmers

Leading Products

Quadtrac Axial Flow Magnum Patriot

Feature Innovation

High Service Level Dealer Network Focused on Professional Farmers

Case IH Brand May 8, 2014 12

Case IH Agriculture

Product Position by Customer Segment

	Tractor < 140hp	Tractor > 140hp	Specialty	Rotary Combine	Conv. Combine	Hay & Forage	Tillage	Cane Cotton Coffee	Planting Seeding	Sprayer
Large Grain & Row Crop	New Holland	Case IH		Case IH	New Holland		Case IH		Case IH	Case IH
Small Seed & Grain Crop	New Holland	Case IH		Case IH	New Holland	New Holland	Case IH		Case IH	Case IH
Contractors	New Holland	Case IH	New Holland	Case IH	New Holland	New Holland				Case IH
Specialty Crops	Case IH	Case IH					Case IH	Case IH		Case IH
Livestock, Hay And Forage	New Holland	New Holland				New Holland				
Vegetable & Fruit Row Crop	New Holland	Case IH	New Holland							
Orchards & Vineyards			New Holland							
Gov't & Municipality	Case IH	Case IH								
Hobby Farmers	New Holland					New Holland				

● Case IH Position ● New Holland Position

Case IH Brand May 8, 2014 | 13

Industry Dynamics

Case IH Worldwide

Market Trends

Mature Markets

Scale and productivity of farms Shorter working window Higher fuel costs Engineered crops proliferation

More value differentiation in product < 140 hp Off-road emission regulations mandating compliance Agronomics, logistics, fleet mgmt. decision support systems Crop and risk management systems

Emerging Markets

Ag mechanization growth Food sustainability Cost sensitive solutions Initial emission regulations

Case IH Brand May 8, 2014 14

Key Product Strengths

Case IH Crop Cycle Solutions

Field Preparation: number 1 in Tillage in NAFTA Planters: Superior Seed Placement Accuracy Sprayers: Innovative Application Control Technology Combines: Best in Class Grain Quality Tractors: number 1 world wide in Track Technology

Case IH Brand May 8, 2014 15

Crop Production

Key Product Strengths and Market Position

TILLAGE

N.1 market position in North America

New tillage and fertilizer applicator launches Leverage NAFTA agronomic strength worldwide

Early Riser row units deliver superior seed placement accuracy

New planter technology for improved farmer productivity Leverage NAFTA agronomic strength worldwide

Key Growth Actions

PLANTERS

Key Growth Actions Case IH Brand May 8, 2014 16

Crop Production

Key Product Strengths and Market Position

SPRAYERS

Key Growth Actions

SEEDING

Key Growth Actions

Optimized productivity from exclusive AIM Command

New Model Configurations in NAFTA and LATAM Tier III Engine for APAC and EMEA

Precision Seeding systems offer multi-crop flexibility and expanding our market presence

Update and expand line of air carts and air drills Focus on WW dealer distribution strategy

Case IH Brand May 8, 2014 17

Sugar Cane Harvesters

Key Product Strengths and Market Position

Features

Multi-Row – full launch in October 2014

Smart Cruise

Auto-Tracker

Global Market (2013)

Total industry volume of 2,000 units Primary markets

LATAM—74% of Industry

APAC—21% of industry (India and China)

Key Growth Actions

Develop new product lines and localization for India Complete development of Multi-Row Harvester Market expansion in India, China, Thailand and Africa

Case IH Brand May 8, 2014 18

Combine Harvesters

Key Product Strengths and Market Position

N.2 WW for Rotary Combines

Features

Unique CVT (Continuously Variable Transmission) offering Best in class cab Unique self-leveling cleaning system Best in class grain quality

Key Growth Actions

Develop new product lines and localization in APAC Localize production and model development in LATAM

Leverage SCR engine technology vs. competition

Case IH Brand May 8, 2014 19

Key Product and Technology: High HP tractors

Key Product Strengths and Market Position

N.1 WW for High Horsepower Track Solutions

N.2 WW for High Horsepower Tractors

Features

Industry leading Quadtrac technology Best in class fuel efficiency Best in class operator environment CVT transmission offering

Key Growth Actions

Increase HP ranges

Extension of track offering across the line-up Extension of CVT offering across the line-up Localize production and models in APAC

Case IH Brand May 8, 2014 20

Case IH Rowtrac

The Best Solution for Row Crops

REFERENCE

INDEX ROWTRAC

COMPETITOR

HORSEPOWER Rated horsepower 370 500

TRACTION Number of tracks 2 4

COMPACTION Ground PSI 12.48 11.38

TURNING POWER Power in turns Skid steer Full power

in turns

OPERATOR COMFORT Cab suspension No Yes

3 pt. hitch lift

CAPACITY 15,300 lbs. 20,000 lbs.

capacity

HYDRAULIC FLOW Max. Up to 60 Up to 113

FUEL TANK CAPACITY Gallons 184 250

Case IH Brand May 8, 2014 21

Network Strategy

Mature and Emerging Markets

Mature Markets: Consolidation

Leverage financial strengths, stability Improve customer services, experience Improve technical service capabilities

Emerging Markets: Expansion

Expand key geographic areas Improve coverage, density

Improve service quality and customer experience

Case IH Brand May 8, 2014 22

Growth Strategies

Target Professional Farmers Deliver Best in Class Solutions Expand in Emerging Markets Strengthen Dealers & Widen Service Offering

Case IH Brand May 8, 2014 23

New Holland Agriculture

Investor day auburn hills may 8th, 2014

Carlo Lambro

New Holland Agriculture

Brand Statement

The farming generalist with a complete agricultural equipment product offering, specialized in livestock, hay & forage, small seed crop, orchards & vineyards.

A global presence with customer proximity through a strong dealer network and industry-leading solutions for profitable, sustainable agriculture

May 8, 2014 25

New Holland Agriculture

Our History – Over 100 Years of Innovation

Fiat Trattori In 1991 Fiat Geotech

became FiatAgri purchased Ford New

and

Merger

First FIAT Case IH

tractor built FiatAgri acquired Meger FiatAgri New Holland

Braud and Fiat Allis

1895 1906 1917 1918 1947 1964 1974 1984 1986 1988 1991 1998 1999 2006 2011 2013

Ford first New Holland Ford bought Sperry New Holland

tractor built changed its name and formed

into Sperry New Ford New Holland Inc

Holland

New Holland

was founded In New Holland acquired Bizon,

Pennsylvania by Sperry New Holland combine manufacturer based

Abe acquired Claeys in Płock, Poland

Zimmermann

Claeys was founded In

Zedelgem by Leon Claeys

HISTORY ACQUISITIONS/MERGERS INTEGRATION

New Holland Agriculture May 8, 2014 26

New Holland Agriculture
The Broadest Product Offering

AGRICULTURAL TRACTORS



T4F/V/N | TK4000 | T4 | T5 | T6 | T7 | T8 | T9

Specialty tractors (T4F/V/N, TK4000) — Medium horse power tractors (T4, T5, T6, T7) — High horse power tractors (T8, T9)

HARVESTING & COMPACT TRACTORS



Rotary | Conventional Flagship | Conventional Value | Forage Harvester | Grape Harvester | Boomer | Rustler | Telehandler

Combines (Rotary, Conventional Flagship, Conventional Value) — Self Propelled Forage Harvester (Forage Harvester, Grape Harvester) — Compact tractors (Boomer, Rustler)

HAY AND FORAGE & APPLICATION EQUIPMENT



Round Balers | Large Square Balers | Disc Mower Conditioner | Windrowers | Tedders | Wheel rake | Air Carts / Air disk drills | Sprayers

Hay & Forage (Round Balers, Large Square Balers, Disc Mower Conditioner, Windrowers, Tedders, Wheel rake) — Application Equipment (Air Carts / Air disk drills, Sprayers)

New Holland Agriculture May 8, 2014 27

New Holland Agriculture

The Clean Energy Leader®—Sustainable, Efficient Technology

The New Holland Clean Energy Leader strategy is based on four key pillars:

1. GROWING ENERGY 2. EFFICIENT PRODUCTIVITY

Biodiesel Bioethanol Biomass

The Energy Independent Farm

Tier 4A and Tier 4B Technology Precision Land Management (PLM) Innovation

3. SUSTAINABLE FARMING 4. COMMITTED BRAND

Carbon Footprint EcoBraud Conservation Agriculture

Plant Certification Recycling

Dow Jones Sustainability Index sector leader

New Holland Agriculture May 8, 2014 28

New Holland Agriculture

Engine Technology

THE NEW HOLLAND COMPETITIVE ADVANTAGE

New Holland ECOBlue HI-eSCR Technology

Business as usual. Performance unmatched.

Tier4 Final implementation for the North American and European markets with FPT Hi-eSCR engine technology providing best in class solution for:

Performance Efficiency Simplicity Consistency

Consistency

0 1 2 3 4 5 6 7 8 9 10

0 0.1 0.2 0.3 0.4 0.5 0.6

PM NOx

Tier-4B (2014)

Tier-4A (2011)

Tier-3 (2006)

Tier-2 (2002)

Tier-1 (1996)

New Holland Agriculture May 8, 2014 29

New Holland Agriculture
Product Position by Customer Segment

	Tractor < 140hp	Tractor > 140hp	Specialty (Tractor + Grape)	Rotary Combine	Conv. Combine	Hay & Forage	Tillage	Cane Cotton Coffee	Planting Seeding	Sprayer
Large Grain & Row Crop	New Holland Position	Case IH Position		Case IH Position	New Holland Position		Case IH Position		Case IH Position	Case IH Position
Small Seed & Grain Crop	New Holland Position	Case IH Position			New Holland Position	New Holland Position	Case IH Position		Case IH Position	Case IH Position
Contractors	New Holland Position	Case IH Position	New Holland Position	Case IH Position	New Holland Position	New Holland Position				Case IH Position
Specialty Crops	Case IH Position	Case IH Position					Case IH Position	Case IH Position		Case IH Position
Livestock, Hay And Forage	New Holland Position	New Holland Position				New Holland Position				
Vegetable & Fruit Row Crop	New Holland Position	Case IH Position	New Holland Position							
Orchards & Vineyards	New Holland Position		New Holland Position							
Gov't & Municipality	Case IH Position	Case IH Position								
Hobby Farmers	New Holland Position					New Holland Position				

● New Holland Position ● Case IH Position

New Holland Agriculture
May 8, 2014 | 30

Key Product Strengths

Industry Leading Conventional Combine Technology Number 1 Worldwide in Specialty Segment Worldwide Leader in Hay & Forage Equipment Advanced Solutions for Mid-Range Tractor Applications Complete Tier4b Compliance Product Offering

New Holland Agriculture May 8, 2014 31

Tractors

Key Product Strengths and Market Position

Number 2 Worldwide in Mid-Range Horse Power Segment

T5 – T6 – T7 segment:

Features

Eco BlueTM HI-eSCR

3 levels of transmission technology Best in Class Operator environment

Single touch screen monitor can allow control of both tractor and precision farming functions Higher traction levels while reducing soil compaction

Key Growth Actions

New tractor (CCM heavy duty) launch in EMEA, 2015 Fully renewed range (localized production) in LATAM, 2014 to 2016 Utilize CNH Industrial low cost country manufacturing locations to serve NAFTA value segment

New Holland Agriculture May 8, 2014 32

Hay & Forage

Key Product Strengths and Market Position

Number 1 Worldwide in Hay & Forage

Balers segment:

Features

Higher capacity and higher density designs Ability to control tractor speed to maximize capacity without constant operator intervention Heavy-Duty models for professional contractors with configurations specific for Europe and NAFTA New high-capacity Rotor Feeder and Rotor Cutter models

Key Growth Actions

Leveraging leadership H&F position for further growth in LATAM and APAC

New launches (big balers heavy duty and roll belt) in EMEA

New Holland Agriculture May 8, 2014 33

CNH INDUSTRIAL
START 2014-2018

Specialty
Key Product Strengths and Market Position





Number 1 Worldwide in the Specialty Segment

Self Propelled Grape Harvester and Specialty Tractors:

Features
- Suspended SuperSteer Front Axle for best in class 4WD maneuverability and driving comfort
- Tractors link with Braud harvesters: same driver interface and vehicle to vehicle connectivity
- Braud - Opti-Grape™ system

Key Growth Actions
- Leverage leader position in the segment to further grow in NAFTA
- Launch new premium product in EMEA
- Launch both new harvesters and specialty tractors in LATAM
- Product offering for coffee, orange and small fruit harvesting

New Holland Agriculture
May 8, 2014 | 34

Combine Harvesters

Key Product Strengths and Market Position

Number 1 Worldwide in Conventional Combines

Flagship and Value Conventional segment:

Features

Best in class productivity

New Harvest SuiteTM Ultra BIC cabs

SmartSieveTM self leveling cleaning with Opti-FanTM system Triple-CleanTM system: 15% increased cleaning in major crops

Key Growth Actions

Additional localized model in Latin America Develop new product lines and localization for APAC New product features to consolidate strong European position

New Holland Agriculture May 8, 2014 35

Conventional Combine

New Holland is the Global Leader

COMPARISON REFERENCE NEW HOLLAND

INDEX COMPETITOR FLAGSHIP

ENGINE POWER Max Power 305-449hp 333-490hp

CAPACITY Tonnes/hr 100% 110%

THRESHING Drum dia 600mm 750mm

CLEANING Area 4.8-5.8m2 5.4-6.5m2

Volume

GRAINTANK STORAGE 8,000-11,000 9,000-11,500

(litres)

UNLOAD SPEED Litres/Sec 110 125

SLOPE COMPENSATION System Used Top Sieve Side Cleaning Shoe

Shake Levelling

BEST PRODUCT AVAILABLE IN THE MARKET

New Holland Agriculture May 8, 2014 36

New Holland Agriculture

The Largest Dealer Network

Full territory coverage

Proximity to customers

Fast response in service and parts

2013 Basis

REGIONS DEALERS IMPORTERS POINTS OF SALE

NAFTA 640 950

EMEA 540 65 1,200

LATAM 120 30 350

APAC 800 40 2,100

WORLDWIDE 2,100 135 4,600

New Holland Agriculture May 8, 2014 37

New Holland Agriculture

Brand Initiatives

CUSTOMER CENTERS SOCIAL MEDIA

Brand website Digital community

Mobile apps offering services to customers

EXPO 2015 METHANE TRACTORS

Feeding the planet, energy for life

Working prototype

4 customer centers

(Belgium, UK, Brazil, Italy)

New Holland Agriculture

May 8, 2014 38

New Holland Growth Strategy

Leverage new product introduction Provide Industry-leading Offer the widest agricultural in mature markets and expand solutions for efficient and equipment product range geographical presence in emerging sustainable farming markets

Through a Strong Dealer Network ensuring Proximity to Customers and Complete Business Solutions

New Holland Agriculture

May 8, 2014 39

Investor day auburn hills may 8th, 2014

Precision Farming

David Larson

Executive Summary

CNH Industrial Precision Farming Direction

1. CNH Industrial Precision Farming base technology

Increasing integration into core products

Some technologies also utilized in Construction and Commercial Vehicles

2. Roles of participants in the Precision Farming market are changing

Telematics will create new data centric opportunities Open Data architecture will become a paradigm for OEM CNH Industrial is well positioned for the evolving market structure

3. CNH Industrial will create alliances with best in class technology providers

Integrating components from these providers into core products To develop open and secure data systems To deliver best in class, flexible, and innovative products

CNH Industrial’s goal is to enable our customers to realize

full value from their machines and machine data

Precision Farming May 8, 2014 41

Precision Farming Product Offering

Major Product Families and Customer Drivers

Factory and dealer installed solutions

Creating value for our customers through the farming cycle: Planting, Growing, Harvesting & Planning

Application Attribute & Yield Telematics &

Guidance

Control Monitoring Integrated Solutions

Displays

Improve efficiency Lower input costs Increase yield Support decisions

Guide the correct Plant/ fertilize / Understand Select paths and turns spray only where needed in-field variability the right seed and fertilizers

CNH Industrial Complete Precision Farming Product Offering

An Integral Part of All New Products – Built in not Added On

Precision Farming May 8, 2014 42

CNH Industrial Market Facing Approach

Common System with Branded Offerings for Case IH and NH

Precision Farming Brands

Single Precision Farming System across Product Lines, Regions and Brands

Case IH and New Holland offer uniquely branded offerings comprised of common CNH Industrial Precision Farming System components

Precision Farming May 8, 2014 43

Precision Farming: Evolution

From a Focus on Single Machine to a Total System Approach

Precision Farming Evolution

Today

Machine Systems

Enabled by

Location based Telematics Based

machine control

Guidance Systems Data Systems

Capability Section control

Yield Monitors Decision Support

Sub-Inch Accuracy Variable Rate Logistics Mgmt

Machine Auto Guidance Application Control Machine Productivity

Crop Yield Mapping Section Control Feedback Systems

Phase I Phase II Phase III

Simple User interface & User experience

Connected telematics platform Open Standard data systems Integrated into machines

CNH Industrial

System Priorities

Moving from a single machine to an integrated system of connected vehicles with four key system priorities driving the user experience

Precision Farming May 8, 2014 44

Agricultural Ecosystem

Simple - Connected - Open – Integrated: From Machine Utilization to System Optimization

Machines communicate across Agricultural Ecosystem the Ag Ecosystem through INTEGRATED by data flowing OPEN & secure across Precision Technologies flow of data and Ag Service Providers

Successful delivery of an integrated-connected Ag Ecosytem is becoming a major driver for future equipment purchase decisions

Precision Farming May 8, 2014 45

Single machine optimization with SIMPLE Precision Agriculture Technologies

Efficient systems of CONNECTED machines to manage specific Agricultural processes

Market Evolution

Roles of Precision Farming Companies Evolving

Farmers

OEM INPUT PROVIDERS

TECHNOLOGY PROVIDERS

As precision technology costs go down & become integrated into OEM machines

Move from after market hardware-software to factory integrated hardware plus apps OEM & Input providers connecting through open data exchange bypassing traditional technology providers

Disintermediation of Traditional Technology Providers Roles

May 8, 2014 46

Precision Farming

Market Evolution

Roles of Precision Farming Companies Evolving

Farmers

OEM INPUT PROVIDERS

NEW PLAYERS IT & Data Companies

TECHNOLOGY

CLOSED TECHNOLOGY PROVIDERS

COMPONENT SUPPLIERS

As precision technology costs go down & become integrated into OEM machines

Move from after market hardware-software to factory integrated hardware plus apps

OEM & Input providers will leverage core competencies through open data exchange bypassing traditional technology providers Technology providers try to defend their business by closing data formats & gateways

Others will move to tighter linkage with OEMs as component suppliers

Open data exchange key for CNH Industrial to connect & integrate equipment

New Players from other businesses entering in the Ag data market/ ecosystem Precision Farming May 8, 2014 47

Telematics Next Major Evolution in Farming

From a Focus on Single Machine to an Ecosystem Approach

CNH Industrial Telematics Data Transmission System – Data Management Benefits

Case IH & New Holland Grower Customers

Easy transfer of data from machines to office, mobile devices, suppliers, advisors Improve operator & machine productivity through better feedback systems Link machines together to enable total system optimization Improve fleet logistics & remote monitoring of machine health

Case IH & New Holland Dealers

Remote diagnostics & machine locator Proactive service contracts Machine prognostics: Identify potential problems before they occur

CNH Industrial

Data for improved machine testing routines Feedback on machine design and setup

Telematics data: Creating benefits for growers, dealers, equipment manufactures

Precision Farming May 8, 2014 48

Highly Focused on Data, the Enabler of Business in Future

Connectivity Platform Enables Data Exchange

Farmer

CNH Industrial Branded Telematics Offerings

Seed Providers Insurance Companies Technology Providers Agronomists Fertilizer Providers

CNH Industrial Connected System

Control user experience Single point access Secure—Open data standards Free data exchange Simple user interface

AFS-PLM Connect: Secure but Open single point of access

connecting machines to multiple participants in the Ag Ecosystem

Precision Farming May 8, 2014 49

AFS & PLM Business Evolution

Global Strategy

THE AFS / PLM AG ECOSYSTEM

TODAY

Guidance Lightbars Auto Guidance Variable Rate

Rate & Section Control

Yield Mapping ISOBUS Controls Water Management TOMORROW

Wireless Data

Transfer

Remote Fleet

Management

Remote Diagnostics

Coordinated Machine Operation

App Based Machine Control

Semi-Autonomous

Farming

Full range of products & services to meet the current and future needs of growers for year round management of land, labor, inputs and associated data

Precision Farming May 8, 2014 50

FARM WITH PRECISION

Precision Farming May 8, 2014 51

Investor day auburn hills may 8th, 2014

Construction Equipment

Richard Tobin

Our History

Case and New Holland Construction Equipment

OEM Agreement

M&A

Birth of DROTT

Case

CNH

1842 1946 1968 1974 1976 1987 1992 1998 1999 2002 2005 2013

CNH

Fiat entry

into CE 5 Brands

business Acquisitions Consolidated

Alliance

JV with Hitachi with Kobelco

Construction Equipment May 8, 2014 53

Product Line Up

CNH Industrial Construction Equipment

Light Equipment



Tractor Loader Backhoes



Mini Excavators



Compact Wheel Loaders



Skid Steer Loaders



Telehandlers



Rough Terrain Forklifts

Heavy Equipment



Crawler Excavators



Wheel Loaders



Wheeled Excavators



Dozers



Graders



Compactors

Construction Equipment

May 8, 2014 | 54

Main Light Product Lines Profile

CNH Industrial Construction Equipment

2013 Industry: 81k units

Tractor Loader Largest markets: India, North America, Brazil

Backhoes Applications: building construction, rental, utilities & civil engineering

CNH Industrial product range: from 14 to 15 ft (digging depth)

2013 Industry: 125k units

Mini Excavators Largest markets: Europe, North America, Japan, China

Applications: rental, building construction, landscaping

CNH Industrial product range: from 1.1 to 5.6 tons (operating weight)

Skid Steer / 2013 Industry: 93k units

Compact Track Largest markets: North America, Middle East

Applications: building construction, agriculture, landscaping

Loaders CNH Industrial product range: SSL from 1,300 to 3,000 pounds (op. load)

2013 Industry: 23k units

Compact Wheel Largest markets: Japan, Germany

Loaders Applications: landscaping, rental

CNH Industrial product range: from 50 to 80 hp

Source: Industry 2013 AEM actuals

Construction Equipment May 8, 2014 55

Main Heavy Product Lines Profile

CNH Industrial Construction Equipment

Crawler Excavators

Wheel

Loaders

Dozers

Graders

2013 Industry: 167k units

Largest markets: China, Japan, North America

Applications: building construction, rental, infrastructure

CNH Industrial product range: from 7.5 to 81 tons (operating weight)

2013 Industry: 121k units

Largest markets: China, North America, Brazil

Applications: building const., road building, agriculture, waste mgmt

CNH Industrial product range: from 123 to 335 hp

2013 Industry: 25k units

Largest markets: North America, China

Applications: rental, building construction, utilities & civil engineering

CNH Industrial product range: from 74 to 214 hp

2013 Industry: 14k units

Largest markets: Brazil, North America

Applications: road building, building const. , municipalities & AG (Brazil)

CNH Industrial product range: from 129 to 219 hp

Source: Industry 2013 AEM actuals

Construction Equipment May 8, 2014 56

Manufacturing Footprint
CNH Industrial Construction Equipment


NAFTA
EMEA
APAC
LATAM
Fargo, ND
Wheel loaders
Calhoun, GA
Crawler excavators, dozers
Burlington, IA
Tractor loader backhoes, tractor loaders, forklifts
Wichita, KS
Skid-steer, compact track loaders
Queretaro (JV)
Components
Belo Horizonte
Crawler excavators, tractor loader backhoes, dozers, graders, wheel loaders
Berlin
Graders
Tracy
Components
San Mauro
Crawler excavators, mini excavators, wheel excavators
Lecce
Tractor loader backhoes, telehandlers, wheel loaders
Pithampur
Tractor loader backhoes, compactors
Chiba (Sumitomo OEM)
Crawler excavators
WW
AME APAC
AME APAC
NAFTA
LATAM
Main Sourcing Flow

Construction Equipment
May 8, 2014 | 57

CNH Industrial CE Competitive Position

2013

EMEA

Leading position in Africa & Middle

NAFTA East in TLB and SSL

Top 10 position in light and heavy

Leading position in TLB

Top 5 position in SSL

Top 5 position in heavy

APAC

India: leader in compaction and

#2 in TLB

LATAM In China, CASE is addressing niche

Top 3 in Brazil market for high performance

Leader in TLB and #2 in WL in Brazil applications

Well positioned in the rest of Latin

America

Source: North America & Europe positions from Off-Highway March 2014 report; Brazil, China & India from local associations

Construction Equipment May 8, 2014 58

Construction Equipment Industry – by Product

2013 – 2018 Mix Evolution

2013 2018

% Skid-Steer Compact Wheel % Telehandler

Loader Skid-Steer Compact Overall stable product mix

6% Loader

2% Telehandler Loader Wheel Loader 3%

Tractor Loader 5% 4% in value Backhoe 2%

7% Mini Excavator 8%

Mini Excavator Crawler Tractor Loader Crawler Heavy line represents 75%

8% Excavator Backhoe Excavator

8% 42% of total sales: Wheel

Wheel 43%

Wheel

Excavator Loaders and Crawler

Grader Excavator 3%

3% 3% Wheel Loader Excavators are the largest

Wheel Loader Grader 17%

Dozer 19% 4% Dozer segments 7% 7%

China still expected to be largely driven by Heavy equipment

Light line (TLH/MHEX) growing importance in Europe

1% 4% 1% 1% 1% 3% CWL 7% 9% 1% 9% 4%

1% SSL 4%

7% 1% 1%

16% 20% 4% 29%

TLH 7% 18%

8% 4% 23%

13% 1% 3% 5% MHEX 6% 13% 3% 6%

3% GR 12% 5%

TLB 11% 9%

1% DZ 7% WHEX 3% 19% 20% WL 57% 60% 57% 44% 26% 30% CHEX

EUROPE NORTH JAPAN CHINA INDIA REST OF AMERICA WORLD

2018 by Region

Construction Equipment May 8, 2014 59

Market Trajectory

Industry by Region & Product Range 2013 – 2018

Industry by Region Industry by Product Range

CAGR 2013-2018 CAGR 2013-2018

(units ‘000s) 893 WW +3.5% (units ‘000s) 869 893 Total +3.5%

869

840 840 804 804 751 766 751 766

430 454 476 Light +3.0% 405 468 382 456 353 358 APAC +5.1% 440 411 416

52 53 53 LATAM +1.2%

50 51 50

170 173 176 176 166 167

EMEA +1.1% 417 Heavy +4.2%

364 384 401 340 350 182 191 201 210 210 210

NAFTA +2.9%

2013 2014 2015 2016 2017 2018 2013 2014 2015 2016 2017 2018

Construction equipment industry expected to grow in the next five years in unit volume

Industry growth driven by APAC and North America

Europe and LATAM anticipated low growth rate AME expected with higher growth rate

Heavy and Light are expected to maintain the same proportion of the total industry over the next five years

Wheel loaders expected to be the highest growth rate product in Heavy range Among Light products, mini and midi excavators expected to maintain a sustained growth rate

Source: 2013 AEM actuals

Construction Equipment

May 8, 2014 60

Strategic Initiatives

CNH Industrial Construction Equipment

Initiatives

Brand Re-positioning Excavator Strategy Emerging Markets

Outcome

Two brand positions, distribution networks, target segments and geographical scope:

* Not applicable in LATAM

Full size excavators: new agreement with Sumitomo Heavy Industries

Single partner Single technology

Right to manufacture at designated manufacturing locations

Emerging markets business development

Reinforce product line-up in Latin America Expand line-up in India Strengthen and develop network in APAC

Develop low cost product range for export from established Indian manufacturing sites

Construction Equipment

May 8, 2014 61

Brand DNA
Brand Re-positioning

Brand Focus – Geography

North America & Europe
- CASE full-liner
- NH more focused on Light

APAC
- CASE full-liner
- NH focus on Light

China & India
- Only CASE brand



LATAM
- CASE & NH full-liner

Source: 2013 AEM actuals

WW Brand Positioning (excl. LATAM)



International Key Accounts
Large Contractors
Medium Fleet Owners
Small Contractors (Owner Operator)
Agriculture / Forestry / Landscaping
Residential Construction
Nonresidential Construction
Rental
Material Handling
Roads / Bridges / Infrastructures
Demolition / Waste Management
Mining / Quarry

Brand Focus – Product Range



CASE CONSTRUCTION
NEW HOLLAND CONSTRUCTION
3% CWL
4% CTL
5% Midi CHEX
6% TLH
8% SSL
11% TLB
17% MHEX
1% WHEX
2% Grader
3% Dozer
16% WL
22% CHEX
CASE Full Liner
NH More Focused on Light Line
2013 WW TIV

Construction Equipment
May 8, 2014 | 62

Brand DNA

Brand Re-positioning

Focus as full line supplier globally

Emphasis on technology (e.g. SCR technology) and comprehensive service offering (“ProCare”)

Construction Equipment

North America/Europe

Integration with Agriculture brand distribution Focus on residential and agriculture/landscaping

Brazil

Full liner and expansion of product line

May 8, 2014 63

New Agreement with Sumitomo

Excavator Strategy

2011 2012 2013 2014 2015 2016 2017

Termination of Kobelco alliance

OEM agreement with Sumitomo for the CASE brand

New license agreement with Sumitomo

CNH Industrial CE has the right to manufacture excavators using Sumitomo technology in its manufacturing plants in EMEA, LATAM and NAFTA

Right to sell excavators under CNH Industrial brands

Construction Equipment

May 8, 2014 64

Construction Equipment

Plan Pillars

1 Re-position Case and New Holland product line-ups in NAFTA and EMEA and reduce capital deployed in the business

Reduction of research and development expenses

Reduce working capital

2 Utilize New Holland AG network capability in NAFTA and EMEA for New Holland light CE segment

AG and rural markets represent meaningful market TIV

Reduced incremental volume distribution costs

Fully exploit commercial and common systems cost synergies

3 Industrialization of Sumitomo Heavy CHEX in LATAM, EMEA and NAFTA

Increased commercial flexibility for product customization and speed to market

Increase manufacturing footprint activity level in EMEA

Utilization of FPT powertrain components

4 LATAM – Significantly widen product line-up with aggressive product plan

5 APAC and AME – Leveraging industrial presence in India on R&D, components and whole goods export potential

Widening product offering for India domestic

Consolidation of SEAP distribution

Construction Equipment

May 8, 2014 65

Investor day auburn hills may 8th, 2014

IVECO

Lorenzo Sistino

The History of IVECO

Acquisitions and International Expansion

Birth of Iveco Acquisitions Integration

UK

Share 50% Share 100% Italy Spain

1975 1985 1986 1991 1996 1997 1999 2003 2007 2011 2013

Share 50% Share 33%

In LATAM

International expansion

Iveco May 8, 2014 67

IVECO

Brand Statement

IVECO

Equipped with best in class powertrain technologies, Iveco

offers the widest commercial vehicle line up across a large

distribution network.

IVECO

May 8, 2014 68

IVECO Product History

Light

OM 40 Daily Daily S2000 New Daily

Medium

Z Range Eurocargo New Eurocargo

Heavy

682 Turbostar Eurostar/Tech Stralis Stralis Hi-Way

1975 1978 1984 1991 1992 1999 2003 2008 2012 2014

IVECO

May 8, 2014 69

IVECO Line-Up



Light Trucks
Medium Trucks
Heavy Trucks
ON-ROAD
OFF-ROAD
6t
16t
GVW/GCW
Daily (GVW 3.3-7t)
Stralis, 682
(GVW/GCW 18-74t)
Heavy-Off Trakker
(up to 74t)
Extra Heavy-Off ASTRA
(up to 400t)
Eurocargo (GVW 6-19t)
Tector (GVW 9-26t)
LATAM only

IVECO

May 8, 2014 | 70

IVECO with JVs Line-Up


Light Trucks
Medium Trucks
Heavy Trucks
ON-ROAD
OFF-ROAD
6t
16t
GVW/GCW
Daily (GVW 3.3-7t)
Eurocargo (GVW 6-19t)
Stralis, 682
(GVW/GCW 18-74t)
Heavy-Off Trakker
(up to 74t)
S50 (2-2.5t)
Daily (3.2-5t)
Tector (GVW 9-26t)
LATAM only
Extra Heavy-Off ASTRA
(up to 400t)
Genlyon
(GVW/GCW 18-49t)
Kingkan
(up to 49t)
Yuejin Cab-over (3.5-12t)

IVECO
May 8, 2014 | 71

Product Coverage

Semi-forward cabs dominate in Europe and LATAM while Asian cab-overs in APAC and AME

Rear wheel drive vehicles represent 50% of the market in LATAM and Europe Main customer requirements: payload, cargo capacity and maneuverability IVECO: strong image and major player in RWD and cab sub-segments in all regions

Market demand is fragmented in many different configurations and applications Main customer requirements: versatility, ease of body-fitting and mission dedication IVECO: strong image in Europe and growing in LATAM

Long haulage large fleets are becoming predominant in mature markets Main customer requirements: TCO, reliability, service and telematics IVECO: leverage on recent fuel consumption and payload product improvements

Volumes mainly concentrated in emerging markets

Main customer requirements: payload and robustness

IVECO: wide range of products manufactured worldwide

Light

Medium

Heavy

Heavy

off-road

IVECO

May 8, 2014 72

IVECO Key Elements of Business Plan

PRODUCT IMPROVEMENTS

DAILY EUROCARGO STRALIS NAVECO & SIH

New product with extended Versatility Fuel efficiency, Service, Value offer for architecture capability Fuel efficiency Quality, Connectivity emerging markets

FUEL EFFICIENCY & ALTERNATIVE FUELS

Successful launch of Euro VI technology Follow-on fuel economy packages Leader and innovator in alternative fuels

BUSINESS SUPPORT

Service Network Used Vehicles

IVECO

May 8, 2014 73

IVECO Light Trucks

IVECO

May 8, 2014 74

IVECO Light Trucks

New Daily

A complete new range

200 base versions

700 m USD

delivering 8,000

R&D and Plant potential combinations

In the market by June 2014

IVECO

May 8, 2014 75

IVECO Light Trucks

Daily a World-Wide Product

DISTRIBUTED IN 110 COUNTRIES SINCE 1978

2,090,000 EUROPE

420,000 APAC

90,000 LATIN AMERICA

2,600,000 PRODUCTION TO DATE

IVECO

May 8, 2014 76

IVECO Light Trucks

Three Generations of Daily

1978 1999 2014

First light truck with First light truck with Two frame layouts to independent front Diesel Common Rail optimize both cab and suspension Injection System van

IVECO

May 8, 2014 77

IVECO Light Trucks

New Daily extended Van Line Up

Current Model

Wheelbase (cm)	H1	H2	H3
3,000	7.3 m^3	9.0 m^3	
3,000L	8.3 m^3	10.2 m^3	
3,300		12.0 m^3	13.2 m^3
3,950		15.6 m^3	17.2 m^3

New Daily

Wheelbase (cm)	H1	H2	H3
3,000	7.3 m^3	9.0 m^3	
3,520	8.3 m^3	10.8 m^3	
3,520L		12.0 m^3	13.4 m^3
4,100		16.0 m^3	18.0 m^3
4,100L		17.5 m^3	19.6 m^3



New Wheelbases

New Extra size

IVECO

May 8, 2014 | 78

IVECO Light Trucks

New Daily VAN Leading Performance

REFERENCE

INDEX NEW DAILY

COMPETITOR

130 hp

FUEL CONSUMPTION 7.4 7.4

(NEDC cycle l/100 km)

Medium

PAYLOAD 1,318 kg 1,410 kg

range VAN

Rear Loading

ERGONOMY 675 mm 675 mm

bay height

SAE quality

RIDE & HANDLING 8.52 8.75

index

MANOEUVRABILITY Turning circle 13.6 m 11.9 m

ENGINE POWER Max power 190 hp 205 hp

LOADING WEIGHT Max GVW 5 t 7 t

LOADING VOLUME Max VAN capacity 17 m3 19.6 m3

BEST VEHICLE AVAILABLE ON THE MARKET

IVECO

May 8, 2014 79

IVECO Product Plan

Light Trucks

2014 2015 2016 2017 2018

New Daily

EMEA

Daily

LATAM

New Daily

APAC

Exported

from EMEA

Daily

EXPORTED

FROM JVs Cab-Over

Portfolio extension Product improvement New model

IVECO May 8, 2014 80

IVECO Light Trucks

Iveco and Fiat Professional Market Coverage (3.5 – 6t)

Total 3.5-6 t Europe Market Share 2013

368 k units on total 3.5-6t segment

Camper 50 ku Fiat Pro Fiat and Iveco 27.0%

75% Share

Fiat 15.7%

Front

wheel 135 ku

drive

Fiat Pro Iveco 11.3%

15% Share

Rear 173 ku

wheel

drive

Iveco

Cab-over 10 ku 24% Share

IVECO May 8, 2014 81

IVECO Medium Trucks

IVECO

May 8, 2014 82

IVECO Medium Trucks

Key Attributes

Extended portfolio up to 26 ton GVW

11,000 Product configurations

Best payload Easy body-fitting

Co-leader in Europe

Produced in Europe & LATAM, distributed worldwide

IVECO

May 8, 2014 83

IVECO Medium Trucks

Product Technical Highlights

2 ENGINE TYPE Tector 5 (4 cyl.) and Tector 7 (6 cyl.) from 160 to 320 hp

2 HEIGHTS standard or high roof

8 DRIVER CABINS day, sleeper, crew cab

13 TRANSMISSIONS 6 manual, 4 automated, 3 fully automatic

14 GVW VARIANTS from 6 to 26 t

15 WHEELBASE from 2,790 to 6,570 mm

DRIVE 4x2, 4x4 (6x2, 6x4 LATAM only)

IVECO

May 8, 2014 84

IVECO Product Plan

Medium Trucks

2014 2015 2016 2017 2018

Eurocargo

EMEA

Tector

LATAM

Eurocargo

APAC

Exported from EMEA Portfolio extension Product improvement New model

May 8, 2014 85

IVECO

IVECO Heavy Trucks

May 8, 2014 86

IVECO

IVECO Heavy Trucks

Key Attributes

New Stralis Hi-Way Euro VI

Fuel efficiency Payload

Driver assistance devices

Noise reduction

Interiors “Look & Feel”

2010—2014: -10% Fuel Consumption Reduction

-7.5%

-2.5%

IVECO

May 8, 2014 87

IVECO Heavy Trucks

Hi-eSCR after Treatment Solution

COMPETITORS CHOICE CHOICE

NOX & PM REDUCTION EFFICIENCY

SELECTIVE

EXHAUST GAS

CATALYST

REDUCTION RECIRCULATION

NOX & PM REDUCTION EFFICIENCY

Lower fuel consumption Better payload Lower maintenance

IVECO

May 8, 2014 88

IVECO Heavy Trucks

Key Product Development Steps from here

ROADMAP TO FUEL CONSUMPTION AND TCO IMPROVEMENT

PRODUCT UPGRADE NEW MODEL

Fuel economy improvement New electric/ electronic system Vehicle energy management New transmission Predictive GPS based navigation Regulatory compliance

Fuel economy improvement Cab evolution New vehicle front-end Enhanced aerodynamics Advanced connectivity and HMI

IVECO

May 8, 2014 89

IVECO Heavy OFF

Key Attributes

Wide product offering Robustness Performance Body-fitting adaptability

Produced and distributed worldwide

IVECO

May 8, 2014 90

IVECO ASTRA: Extra Heavy OFF

Key Attributes

Built for extreme off-road missions Basic, durable & robust Overloading capabilities All-wheel drive up to 8x8 Multiple axles and transmissions availability Extra wide-load up to 400t GCW

IVECO

May 8, 2014 91

IVECO Product Plan

Heavy Trucks

2014 2015 2016 2017 2018

Stralis Trakker

EMEA

Stralis Trakker

LATAM

APAC Stralis Trakker

Exported

from EMEA

682

EXPORTED

FROM JVs

Portfolio extension Product improvement New model

IVECO May 8, 2014 92

IVECO Service

Striving for Excellence

Leverage on current IVECO strengths…

Service

Assistance Parts Network Non Stop 24/7 availability capillarity

Calls answered in 20 seconds

The largest assistance network in Europe

Leverage on Group synergies

…to improve in After Sales & Service

IVECO May 8, 2014 93

IVECO Network

Regional Development

Points of sale

Points of service

EMEA LATAM APAC

EU 797

2,118

208 121

215 225

AME 148

167

EUROPE LATAM APAC

Leverage the best capillarity Reinforce industry leading Leverage on synergy for service Argentinian heavy truck market opportunities with CNH

Increase Daily sales points position Industrial

AFRICA & MIDDLE EAST Reinforce heavy truck dealer Network capillarity in Russia network in Brazil and Turkey

Improve network coverage

and repair capacity Increase network coverage in Develop network for CBU in the rest of Latin America synergy with JVs in China

IVECO May 8, 2014 94

IVECO Action Plan

Regional Roadmap

EMEA LATAM APAC

EUROPE BRAZIL APAC

Target Northern and Central EU Improve presence in large fleets Increase penetration in off-road

Markets leveraging Group synergies premium segments mainly in South

Focus on service, TCO, and residual ARGENTINA East Asia

value to increase presence in fleets Leverage on local manufacturing Develop new business

Improve residual value and used presence opportunities through local vehicle business partnerships

REST OF LATIN AMERICA

AFRICA & MIDDLE EAST Leverage JVs line-up to target value

Improve presence in Chile, Colombia

New JV in South Africa for and Peru segments across the region distribution in RHD markets

JVs product offer to increase share

in value segment

IVECO May 8, 2014 95

TIV Assumptions Incorporated in 5 Year Plan

(Trucks 3.5t)

EMEA

Light Trucks

Medium Trucks CAGR +4.2% Heavy Trucks

1,095

APAC

891

375

CAGR +1.9%

317

LATAM 145

116 4,420 4,028 CAGR +2.4% 458 575

1,155 969

255 2013 2018 459 500

226

135 124

66 2,600 2,765 56

46 54

2013 2018

Note: Light 3.5-6t; Medium 6-16t; Heavy >16t 2013 2018 LATAM figures refer to Brazil, Argentina and Venezuela only APAC figures exclude India

IVECO May 8, 2014 96

IVECO

May 8, 2014 97

Investor day auburn hills may 8th, 2014

Iveco Bus

Pierre Lahutte

Iveco Bus

Deeply Rooted European Business

Birth of Iveco Acquisitions Joint-Venture Re-Branding

50% Iveco

100% Iveco 50% Renault 1975

1991 1996 1998 1999 2003 2013

IVECO BUS May 8, 2014 99

Public Transport Scenario

Bus Business Drivers

Urbanization Mobility Congestion Health Funding Liberalization

Bus is the Cheapest and Quickest Solution to address a growing Public Transport Need

Total Cost of Ownership: Fuel Economy and Passenger Capacity Sustainability: Diesel replacement by Gas / Hybrid / Electric / Plug-in Attractiveness: Style, Comfort, Accessibility and Infotainment

Iveco Bus

May 8, 2014 100

CNH INDUSTRIAL

START 2014-2018

Iveco Bus

Value Proposition

Unique Hi-eSCR Technology, best Euro VI packaging for bus

Very competitive Total Cost of Ownership with fuel economy advantage Leader in Gas and Hybrid powertrains to reduce noise and emissions High Value proposition due to an attractive and distinctive styling

Minibus

Citybus

Intercity

Coach

A Full Range for Sustainable Public Transport

Iveco Bus

May 8, 2014

CNH INDUSTRIAL

START 2014-2018

Iveco Bus

European Industry, Iveco Line-up and Segment Position

Citybus

Industry: 11,400u

Intercity

Industry: 6,700u

Coach

Industry: 5,700u

Minibus

Industry: 10,400u

HEULIEZ BUS

GX

IVECO BUS

Urbanway

Crossway

Magelys

Daily

Crossway Low Entry

EU Market Position

2 1 7 3

Iveco Bus

May 8, 2014

CNH INDUSTRIAL

START 2014-2018

Iveco Bus

Recovering to Pre-Crisis Market high in Citybus and Intercity

Total Industry Volume

(‘000s)

38 35 33 33 34 32 34 34 36 36

2009 2010 2011 2012 2013 2014 2015 2016 2017 2018

Segment

Projected TIV Growth by Segment (‘12-’18)

Strategy

Citybus

Intercity

Coach

Minibus

15%

15%

flat

10%

New Euro 6 vehicle and Gas & Hybrid leadership

New Euro 6 vehicle and crossway segment leadership

Opportunistic approach on Line / Tourism sub-segment

New Euro 6 Daily vehicle 23 Seat factory version

Iveco Bus

May 8, 2014

CNH INDUSTRIAL

START 2014-2018

Citybus

Urbanway

Iveco Bus

May 8, 2014

CNH INDUSTRIAL

START 2014-2018

Citybus

Leading Powertrain Transition

Major municipalities banning new diesel Citybus purchases Natural gas segment developing in Eastern Europe Hybrid segment developing in Western Europe Electric segment in testing across Europe

Electric

Hybrid

Natural Gas

Diesel

2013 2018 2025

Diesel: 10,000u

14% 86%

Natural Gas: 800u

63% 37%

Hybrid: 250u (*)

50% 50%

CNH Industrial

Others

(*) Continental Europe

May 8, 2014

Iveco Bus

Citybus
Hybrid Technology

CNH INDUSTRIAL

START 2014-2018

Hybrid Technology

Technology	Value	Cost
Hybrid Series with Batteries	++	+
Hybrid Series with Supercaps	+	+
Gearbox Parallel Hybrid with Batteries	-	++

Iveco solution

Best Hybrid Technology for Citybus

WIENER LINIEN — TU Graz, Graz University of Technology

«After an intensive series of tests carried out by Graz Techn. Univ., the **leading hybrid bus system** is **Serial Hybrid with batteries**. »



37% CO_2 Emission Reductions

Diesel	1426 g/km
Hybrid	963 g/km

Emissions per km
Roller bench test in urban mission

UTAC Labs & test tracks

Fuel Economy 18m

Diesel Euro V	
Hybrid Euro V	-35%
Hybrid Euro VI	-40%

CO_2: - 40 tons/year
Noise: -7 db, Silent at Bus Stops

Iveco Bus May 8, 2014 | 106

CNH INDUSTRIAL

START 2014-2018

Citybus

Urbanway, the All New Citybus

EFFICIENCY

-800Kg, +10% PASSENGERS

-10% FUEL CONSUMPTION

DRIVER’S AREA

«EBSF» ERGONOMICS

COMFORT

«LOUNGE IN THE CITY» WITH NEW CLIMATE CONTROL AND SEAT LAYOUT

DESIGN

NEW STYLE, SMART MAINTENANCE AND BRT OPTIONS

EBSF: European Bus Standard of the Future

Iveco Bus

May 8, 2014

CNH INDUSTRIAL

START 2014-2018

Citybus

Crealis Version of Urbanway, Leader in «Bus Rapid Transit»

Attractive and Competitive Alternative to Tramway / Light Rail

Iveco Bus

May 8, 2014

CNH INDUSTRIAL

START 2014-2018

Citybus

Heuliez Bus

Premium brand in the Citybus market

Innovative brand: 1st articulated, 1st Gas, 1st Hybrid

Relevant Electrical Trolleybus knowhow

HB HEULIEZBUS

Iveco Bus

May 8, 2014

CNH INDUSTRIAL

START 2014-2018

Intercity

Crossway

Iveco Bus

May 8, 2014

CNH INDUSTRIAL

START 2014-2018

Intercity

Crossway, the Customer’s Money Maker

PRODUCTIVITY

BEST IN CLASS TOTAL COST OF OWNERSHIP

VERSATILITY

THREE LENGTHS (10.8M - 12M - 13M) ONLY 63 SEAT INTERCITY WITHIN 13M

DESIGN

MODERN STYLE EASY MAINTENANCE

FUEL ECONOMY

LOW CO2 EMISSIONS

Iveco Bus

May 8, 2014

CNH INDUSTRIAL

START 2014-2018

Iveco Bus

Low Entry

Crossway Low Entry

May 8, 2014

CNH INDUSTRIAL

START 2014-2018

Low Entry

Crossway Low Entry, the Universal Bus

TCO of an Intercity and Functionality of a Citybus

CROSSWAY INTERCITY

POWERTRAIN / SITTING

URBANWAY CITYBUS

STANDING / ACCESSIBILITY

Best Design for growing Suburban Missions

Iveco Bus

May 8, 2014

CNH INDUSTRIAL

START 2014-2018

Coach

Magelys

Iveco Bus

May 8, 2014

CNH INDUSTRIAL

START 2014-2018

Coach

The High Value Coach

EFFICIENCY

HI-eSCR SMART DRIVELINE

SAFETY

ADVANCED ACTIVE AND PASSIVE SAFETY DEVICES: LANE DEPARTURE WARNING SYSTEM” & “ADAPTIVE CRUISE CONTROL”

HIGH COMFORT

NEW HVAC SYSTEM TAILORED SOLUTIONS

DESIGN

NEW LIGHTING WITH LED INTEGRATION

Iveco Bus

May 8, 2014

CNH INDUSTRIAL

START 2014-2018

Minibus

New Daily

Iveco Bus

May 8, 2014

CNH INDUSTRIAL

START 2014-2018

Minibus

Game Changer Derived from 19.6m3 New Daily

PRODUCTIVITY

BEST IN CLASS PASSENGER CAPACITY AND FUEL ECONOMY

DESIGN

NEW STYLE AND DASHBOARD

DRIVER’S AREA

IMPROVED ERGONOMICS AND DRIVING COMFORT

ACCESSIBILITY

NEW PASSENGER DOOR AND INTERIORS

Iveco Bus

May 8, 2014

CNH INDUSTRIAL

START 2014-2018

Iveco Bus

Ready to go, Ready to grow!

Iveco Bus

May 8, 2014

CNH INDUSTRIAL

START 2014-2018

INVESTOR DAY

AUBURN HILLS MAY 8TH 2014

Specialty Vehicles

Alessandro Nasi

CNH INDUSTRIAL

START 2014-2018

Specialty Vehicles Businesses at a Glance

IVECO

Specialty Vehicles

Defence

IVECO DEFENCE VEHICLES

Leading global player with complete product portfolio of multi-function, high mobility vehicles in the Armored, Multirole and Truck ranges

Unique vertical integration, from engines and drivelines, to complete protected hulls

Fire Fighting

MAGIRUS

Full-liner, global player in fire fighting applications

Global leader in Turntable Ladders

Major player in Tank Pumpers, Rescue Vehicles, Multi-purpose and Aircrash Rescue Vehicles

Specialty Vehicles

May 8, 2014

CNH INDUSTRIAL

START 2014-2018

Defence Vehicles

IVECO DEFENCE VEHICLES

Specialty Vehicles

May 8, 2014

CNH INDUSTRIAL

START 2014-2018

Defence Vehicles Product History

1912 1975 1980 1985 1988 1994 2000 2004 2008 2010 2011 2012 2014

Company founded

Company merged into IVECO

Ariete and Dardo Tracked Vehicles

Centauro 8x8 Wheeled Vehicle

Puma 4x4, 6x6 Wheeled Vehicle

VM 90 Light Reconnaissance Vehicle

ACM 90 4x4

Astra SMR 4x4, 6x6, 8x8

ACTL 4x4

Protected Cabin Trakker and Astra

Light Multirole Vehicle

VBM 8x8 Wheeled Vehicle

VBTP 6x6 Amphibious Vehicle

10x8 Logistic Trakker

VBA/MPC 8x8 Amphibious Vehicle

Medium Multirole Vehicle

Armored

Multirole

Trucks

Specialty Vehicles

May 8, 2014

CNH INDUSTRIAL

START 2014-2018

Business Overview

Core Business

Leader in mobility and protection for land military applications

Uniquely wide product portfolio:

Armored wheeled 6x6 and 8x8 vehicles in different special applications, also in amphibious versions

Light and medium Multirole armored vehicles

Light, medium and heavy logistic and tactical Trucks with or without armored cabins

Key Business Features

High technology and customization-driven market

Systems integration capabilities

Lead time to delivery up to several years long, based on product complexity

Business influenced by geopolitical situation and political decisions over military spending

Traditional markets characterized by shrinking defence budgets

Emerging markets growing, but mainly price-driven and based on standard technologies

Specialty Vehicles

May 8, 2014

CNH INDUSTRIAL

START 2014-2018

Competitors Outlook – Net Sales 2013

Military Vehicles

2013 Net Sales in USD mn (Land military vehicles, only)

Europe-based Companies

WBAM

WBAM

AMT

WBAM

WBAM

WBA

AMT

WA

BAMT

W Weapons (excluded from sales in graph) B Main Battle Tanks A Armored M Multirole T Trucks

(Source: internal market intelligence)

IVECO DEFENCE VEHICLES

Key Facts

IVECO Defence Vehicles is not present in the weapons and main battle tanks segment

IVECO DV holds third position among European-based land vehicles

Fully-integrated from engines and drivelines to protected hulls

Only European truck manufacturer with a dedicated military vehicles unit

While historically EU-centred, IVECO Defence Vehicles has broadened its geographical scope

Specialty Vehicles

May 8, 2014

CNH INDUSTRIAL

START 2014-2018

Production Footprint & Commercial Organization

IVECO Defence Vehicles employs >1,000 employees worldwide, located in:

Production facilities in Italy (Bolzano, Vittorio Veneto, Piacenza) and Brazil (Sete Lagoas) Commercial offices throughout Europe and Latin America

Brazil, Sete Lagoas

Defence Vehicles

Commercial Offices Italy, Bolzano Spain, Madrid Norway, Oslo Belgium, Brussels Germany, Ulm France, Paris - Trappes UK, London - Watford Brazil, Belo Horizonte (IVECO)

Plants

Commercial offices

Italy, Piacenza

Astra Defence

Italy, Bolzano

Defence Vehicles

Italy, Vitt.Veneto

Defence Vehicles

Specialty Vehicles

May 8, 2014

START 2014-2018

Product Portfolio

Armored

Multi-function vehicles with ballistic steel hull and add-on protection

Multirole

High mobility protected tactical carriers for reconnaissance missions and combat support

Tactical & Logistics Trucks

Wide range of on-and off-road standard to high performance, protected and unprotected vehicles

Specialty Vehicles

May 8, 2014

CNH INDUSTRIAL

START 2014-2018

Product Range – Major Developments

Armored Vehicles

Multirole Vehicles

Trucks

Key Product Features

Unique, innovative H-type driveline:

Mobility Protection

Flexible design:

Major developments in both land and amphibious versions

Unique product design (Light Multirole Vehicles):

Operational versatility

Mobility and maneuverability A common-base platform (Medium Multirole Vehicles):

Maintainability, logistics

Ad-hoc mission variants

Utilization of commercial vehicles existing platforms

Wide product range

Extensive international presence

Diverse applications:

Tactical Vehicles

Logistic Vehicles

Further strengthen Brazilian position New technologically advanced engine introduction

Expand geographical presence, implementing local requirements

Light Multirole Vehicles:

Commercial opportunities in both Europe and LATAM

Specific customizations for exports

Medium Multirole Vehicles:

Development of versions with advanced technologies integration

Exploit leading position in tactical vehicles to target growth in selected international markets

Extend commercial presence in key APAC and AME markets

Implement customized variants to meet export requirements

Specialty Vehicles

May 8, 2014

CNH INDUSTRIAL

START 2014-2018

Focus on VBTP Brazil

Long term contract signed with the Brazilian Army in 2009 Contract for 10 different versions Localized industrial organization established in 2012 with R&D, manufacturing and customer service competencies

VBTE AMB-MR

VBE PC-MR

Specialty Vehicles

May 8, 2014

CNH INDUSTRIAL

START 2014-2018

Key Areas of Development

Commercial and Geographical Development

The Company’s contracted portfolio is over USD 4bn at May 2014

Strengthening of position in European markets

Development of commercial and industrial leadership in LATAM

Focus on development in APAC and AME also through establishment of direct commercial presence

Product Development and Technological Innovation

Continued investment in R&D (following past 10 years’ upward trend, reaching 8% of net sales in 2013) Enhance product offer in all ranges to address changing market demand

Introduction of new technological features

Expansion from vehicles to platforms, with growing level of sub-systems integration

CNH Industrial Integration

Technology and engineering synergies: IVECO for trucks, FPT for engines and transmissions, CNH for pneumatic and telematics systems

Commercial synergies leveraging on CNH Industrial’s global network

Specialty Vehicles

May 8, 2014

CNH INDUSTRIAL

START 2014-2018

Concluding Remarks

IVECO Defence Vehicles Benefits from:

Top player position in Europe and developing market leadership in Brazil Wide international customer base Recognized leadership in technology for protection and mobility

High flexibility to adapt to customer needs and respond to local content requirements

Integration with CNH Industrial’s technological, industrial, and commercial capabilities

Growth in the coming years will be supported by:

Expansion of business beyond traditional markets

Extension of product portfolio to meet evolving customer requirements New technological applications to develop system-integrator capabilities

Specialty Vehicles

May 8, 2014

CNH INDUSTRIAL

START 2014-2018

Fire Fighting Vehicles

MAGIRUS

Specialty Vehicles

May 8, 2014

CNH INDUSTRIAL

START 2014-2018

Magirus Product History

1864 1872 1903 1931 1951 1975 1985 1988 1994 2000 2010 2011 2012 2013

Company founded First fire pumps

Aerials

“Ulmer ladder”

Vehicles

First self-driven steam fire pump

First steel ladder set for turntable ladders

World‘s highest turntable ladder (52 m)

for

Company acquired by IVECO

First computer controlled turn table ladder

Articulated turntable ladder

Computer stabilized turntable ladder

Single Extension Technology

& 60m ladder

World´s highest articulated ladder (42 m.)

Air Crash Rescue

First air crash vehicles

AluFire- first aluminium composition

New Dragon (Airport rescue)

New Super Impact 6x6 (2,8m wheel track)

Specialty Vehicles

May 8, 2014

CNH INDUSTRIAL

START 2014-2018

Business Overview

Core Business

Magirus is a fully integrated fire fighting body builder

The superstructure (not truck dependant) accounts for >70% of the overall value

Design & Development Integration & Assembly Full Testing

Chassis Manufacturer

Key Business Features

Tender-driven and highly fragmented market Customers are almost exclusively public entities Direct sales to customer Lead time between tender quotation and delivery 12/15 months (average) Premium markets mainly driven by quality standards and technology

Traditional markets subject to public spending reduction

Expected consistent growth of public investment in fast-growing markets mainly due to changing legislations and higher safety awareness

Specialty Vehicles

May 8, 2014

CNH INDUSTRIAL

START 2014-2018

Footprint

Product Mgmt.

Marketing

Customer Service

Mfg.

Purchasing

R&D

New Magirus Excellence Centre

Fully Integrated site, all-in-one location

Lead time

Customization

Quality

Efficiency

Customer Satisfaction

> 1,000 Employees

Germany, Ulm

New Magirus Excellence

Centre

France, Chambery

Customization and Service Center

Italy, Brescia

Aircrash Rescue Competence Centre

Austria, Kainbach

Special Applications

Specialty Vehicles

May 8, 2014

CNH INDUSTRIAL

START 2014-2018

Competitive Landscape

2013 Net Sales in USD mn

TIV Distribution by Players

> 15,000 units worldwide

Global presence, leader in aircrash

Mainly focused on NAFTA and aircrash rescue vehicles

(Source: internal market intelligence)

35%

65%

Mainly focused on Europe and Africa

4 major global players

Full liners

Premium technology

>100 local-based players

Standard technology

Main focus on tank pumpers and rescue vehicles

Target on local customer needs

Specialty Vehicles

May 8, 2014

CNH INDUSTRIAL

START 2014-2018

Product Portfolio

Aerials (Ladders, Platforms)

Automated and semi-automated turntable ladders and Telescopic platforms

Vehicles

Full range Fire Fighting vehicles for standard and special applications

Aircrash

Full range vehicles from 4X4 to 8X8 for airport aircrash rescue

Specialty Vehicles

May 8, 2014

Product Range - Major Developments







	Aerial Range	Vehicles Range	Aircrash Rescue Range
Distinctive Features	▪ **World leader** in Premium Turntable Ladders with **full range offer** ▪ Highest Standard and Articulated Ladders worldwide (60m, 42m) ▪ Computer stabilization system ▪ Out rigger stabilizing system	▪ **Complete line-up** ▪ **Global commercial presence** ▪ High **versatility** of applications: • wide range of tank/ pump sizes • rescue/logistic customizations	▪ **Impact/Super Impact** range: • Standard commercial chassis • Outstanding acceleration capability • Integration with CNH Industrial Engineering, in-house chassis ▪ **Dragon**: • Developed to respond to the highest level requirements
Key Growth Activities	▪ Increase presence in **industrial applications** (e.g. Chemicals, Oil & Gas) ▪ Extend customer base to **platform segments**, leveraging ladders' improved performance	▪ Increase presence in **industrial applications** ▪ Establish local presence and operations in **emerging markets:** • Local body builders • Ad-hoc customizations	▪ Increase presence and operations in **fast-growing markets** ▪ **Full-service packages**

Specialty Vehicles

May 8, 2014 | 137

CNH INDUSTRIAL

START 2014-2018

Key Areas of Development

Geographic Consolidation and Expansion

Strengthen leadership in Europe’s premium markets

Develop local presence in China and leverage on existing CNH Industrial network to enter other APAC markets Establish brand value in LATAM with premium imports and future industrialization

Product Development and Technological Innovation

Complete product portfolio renewal by 2016; 5 new product launches in 2014 Leverage the new Magirus Excellence Center capabilities Leverage CNH Industrial engineering to develop new special applications

Global Customer Approach

Leverage CNH Industrial’s global network to increase worldwide service capabilities Develop new software architecture to support global technical service and spare parts delivery Intensify demo activities through new Magirus Experience Center

Specialty Vehicles

May 8, 2014

CNH INDUSTRIAL

START 2014-2018

Conclusive Remarks

Magirus benefits from:

150 years of tradition, strong brand recognition with continuous technological innovation All-in-one integrated manufacturer (superstructure, chassis, driveline) Leading market position in Fire Ladders Fully integrated development and manufacturing at New Magirus Excellence Centre CNH Industrial integration opportunities (engineering, suppliers, distribution)

Growth in the coming years will be supported by:

Continued expansion of business beyond traditional markets

Extension of product portfolio to meet evolving customer requirements

Specialty Vehicles

May 8, 2014

CNH INDUSTRIAL

START 2014-2018

INVESTOR DAY

AUBURN HILLS

MAY 8TH, 2014

FPT Industrial

Giovanni Bartoli

CNH INDUSTRIAL

START 2014-2018

FPT Industrial

LIGHT ENGINES

R22

F1

F5

MEDIUM ENGINES

NEF

SERIES

8000

HEAVY ENGINES

CURSOR

VECTOR

TRANSMISSIONS AND AXLES

MANUAL

TRANSMISSIONS

FRONT & REAR

AXLES

ON ROAD

OFF ROAD

MARINE

ENERGY SOLUTIONS

Specialty Vehicles

May 8, 2014

CNH INDUSTRIAL

START 2014-2018

FPT Industrial DNA

Recognized leader in engine and after treatment solutions

Contribution to the development and first to introduce Common Rail

First to introduce turbocharging technology on diesel engines

First to introduce maintenance free emission reduction system without

Exhaust Gas Recirculation (EGR) and Diesel Particulate Filter (DPF) for Tier 4B

Strategy based on the development of technologies that:

Improve the final customer’s productivity by increasing performance

Reduce the total cost of ownership by improving efficiency

Maintaining a leadership position:

In fuel consumption

In emission reduction solutions

Specialty Vehicles

May 8, 2014

CNH INDUSTRIAL

START 2014-2018

FPT Industrial’s Global Operations

10 PLANTS

6 R&D CENTERS

93 DEALERS AND 899 SERVICE POINTS

EMPLOYING 8,400 PEOPLE OF WHICH

800 ENGINEERS

EUROPE

Dealers: 29 Service points: 460

NAFTA

Dealers: 11

Service points: 276

LATAM

Dealers: 8 Service points: 9

AFME

Dealers: 21 Service points: 42

APAC

Dealers: 24

Service points: 112

Specialty Vehicles

May 8, 2014

CNH INDUSTRIAL

START 2014-2018

Emission Regulation Scenario and Outlook

Europe and NAFTA

ON ROAD

EURO I

PM = -98%

NOx = -98%

EURO VI A

Introduction measurement instruments

EURO VI B/C

1990

1996

2014

2015

2016

2019

2025

FURTHER RESTRICTION ON CO2 EMISSIONS

PM = -98%

NOx = -98%

INTRODUCTION OF PARTICULATE NUMBER (PN) LIMITS (DPF ADOPTION)

FURTHER RESTRICTION ON CO2 EMISSIONS

EXPECTED TIER 5

OFF ROAD

TIER 4B

TIER 1

Specialty Vehicles

May 8, 2014

CNH INDUSTRIAL

START 2014-2018

2018 Worldwide Engine Market Scenario

Emissions Legislation Evolution

Volumes

(mln units)

≤ Tier 3 & ≤ EURO III – EPA 04

= Tier 4A & = EURO IV/V – EPA 07

= Tier 4B & = EURO VI – EPA 10

11.5

80%

20%

2009

12.5 40% 40%

20% 2013

15.4 15%

47% 38% 2018

Note: Volumes include on-road, off-road, power generation and marine engines from 2 L to 20 L

Specialty Vehicles

May 8, 2014

CNH INDUSTRIAL

START 2014-2018

INVESTOR DAY

AUBURN HILLS

MAY 8TH, 2014

FPT Industrial

Innovation & New Technologies

Massimo Siracusa

CNH INDUSTRIAL

START 2014-2018

Targeting Best in Class Powertrain Efficiency

Maintaining Technological Leadership on:

Engine air handling, combustion and thermal management

Engine & Driveline mechanical efficiency

After treatment system performances & packaging

Alternative fuels

Introducing new Energy Saving Devices:

Smart auxiliaries

Heat recovery

Hybrids and electrification

Managing all Key Systems to operate at Higher Efficiency:

Model based control

Energy management approach

Specialty Vehicles

May 8, 2014

CNH INDUSTRIAL

START 2014-2018

Maintaining Technological Leadership

Engine

COMBUSTION

New high efficiency fast combustion and Homogeneous Charge Compression Ignition (HCCI) in selected map areas

THERMAL

MANAGEMENT

Variable flow water and oil circuit load and speed dependent

BENEFITS

Efficiency: increasing from best in class 46% to above 50%

Engine emissions: lowering CO2 emissions by 8%

Performance: +10% for same displacement

AIR HANDLING

Advanced turbocharger concepts with ball bearings and improved aerodynamics

MECHANICAL EFFICIENCY

Advanced low friction coatings and superfinishing

Specialty Vehicles

May 8, 2014

CNH INDUSTRIAL

START 2014-2018

Maintaining Technological Leadership

After Treatment

HI-eSCR

New generation of High Efficiency Selective Catalytic Reduction (HI-eSCR) with:

Diesel Particulate Filter (DPF) integrated on SCR

Innovative mixed oxides washcoat

Enhanced Model based control

BENEFITS

Emission solution: Fulfill future StageV emission requirement (PN reduction) Packaging: Integration of DPF in current Tier 4B after treatment layout avoiding significant investments for vehicle installation

Specialty Vehicles

May 8, 2014

CNH INDUSTRIAL

START 2014-2018

Maintaining Technology Leadership

Alternative Fuels: Compressed and Liquid Natural Gas (CNG/LNG)

NEW ENGINE ARCHITECTURE

Cylinder head with low swirl inlet port and high resistance material

COMBUSTION

New stoichiometric combustion concept with Exhaust Gas Recirculation (EGR) for low fuel consumption

BENEFITS

Fuel efficiency: with CNG/LNG improving up to 6%

Performances: Cursor 9 diesel based engine with max power up to 415 Hp

Application: Cursor 9 for Truck & Bus and NEF 6 for AG/CE

INJECTION SYSTEM

Low pressure direct injection system for low fuel consumption

AIR HANDLING

Advanced air handling allowing for improved gas exchange while coping with high temperatures

Specialty Vehicles

May 8, 2014

Introducing New Energy Saving Devices

Waste Heat Recovery and Smart Auxiliaries

ENERGY RECOVERY

Waste heat recovery on

exhaust line through Rankine

steam cycle combined with

control strategy for optimum

system efficiency

ENERGY SAVING

Smart auxiliaries combined with

energy management control

ENERGY RECOVERY

Mechanical waste heat

recovery through power

turbine linked to crankshaft or

electrified

Specialty Vehicles May 8, 2014 1

Fuel efficiency: improving up to 5%

BENEFITS Applications: Truck & Bus , AG/CE

Operating at Best System Efficiency

Energy Management Approach

ENERGY MANAGEMENT PLATFORM

New platform to design and develop components, controls and calibration strategies to optimize overall efficiency managing them as integrated system

ATS

Engine

Cooling

PTO

Auxiliaries

Gearboxes

MODEL BASED CONTROL

Management of all key systems and components

using dedicated and predictive models instead of maps

Specialty Vehicles May 8, 2014 2

Time to market: Reduction thanks to virtual system design & validation

Fuel efficiency : improvement up to 10% as results of higher efficiency of powertrain and vehicle systems during operation

BENEFITS

Operating at Best System Efficiency

Commercial Vehicle in Multi Drop /City Cycle Mission

MISSION OPTIMIZED

ENERGY MANAGEMENT

Combining energy management with

hybrid optimize supply and

Micro Hybrid

devices to demand energy balance

Hybrid Transfer

Box

Batteries

Cooling Engine ATS Gearbox

Specialty Vehicles May 8, 2014 3

Fuel efficiency : Improvement up to 30% in a multi?drop mission

BENEFITS Emissions: Technology allows to create low/zero local environmental impact vehicles

INVESTOR DAY

AUBURN HILLS

MAY 8TH, 2014

Parts & Service

Dino Maggioni INVESTOR DAY AUBURN HILLS MAY 8TH 2014

Business Overview – Our Mission

Parts & Service

Provide our Commercial Brands and their respective Dealer Networks with the

Support Required to position Parts & Service as a Competitive Advantage.

Maximize parts availability so that sourcing parts from our dealers is convenient and reliable

Supply service, parts and accessories that support the entire machine life cycle

Enhance the dealer network capabilities to drive incremental service opportunities,

increasing the end?user satisfaction with optimal machine performance

Parts & Service May 8, 2014 5

Provide a strong foundation for dealer financial security and brand equity

Business Overview – Primary Objectives

Parts & Service

Support brand machine sales and market share growth

Enhance dealer retail Parts & Service sales effectiveness

$ Minimize machine Downtime and Total Cost of Ownership

Parts & Service May 8, 2014 6

Business Overview – Depot Footprint Parts & Service

Worldwide

CURRENT TARGET 57 parts depots* 61 parts depots* NAFTA

Parts Depots* Depot Sq. Meters (000) 11 450 EMEA Parts Depots* Depot Sq. Meters (000) 20 600 36 million lines shipped per year

50 million lines shipped per year

3.5 million serviceable 4.0+ million serviceable

LATAM APAC

machine population machine population Parts Depots

Depot Sq. Meters (000) 5 85 Parts Depots*

Depot Sq. Meters (000) 21 100

Current depot footprint has the capacity to:

ship 150,000+ lines per day

ensure quick deliveries to the dealers

minimize logistics costs Changes to the depot footprint and stock localization are considered for:

market expansion

harmonization with the population

Parts & Service May 8, 2014 7

and working capital

machine • seasonal service needs

*	Including JVs

Machine Life Cycle Service and Parts Penetration

Parts & Service

% CNH Industrial Parts

Penetration Trend $/machine

Genuine Parts

Consumption Trend

WARRANTY MAINTENANCE REPAIR OVERHAUL FIX AS FAIL

First Owner Second Owner Back up machine

Dedicated parts and service offerings for each customer segment and tailored to the vehicles mission

Original Vehicle Life Cycle

Parts & Service May 8, 2014 8

owner vs. subsequent owner

Owners of individual machines vs. large fleets

Growth potential along the entire Machine Life Cycle

Key Drivers to Support the Brands
Parts & Service

		CURRENT	TARGET
01	**Service Excellence**		
	▪ Partnering with an empowered dealer network measured by Over-the-counter parts availability	+10 %	
	▪ Parts availability and delivery measured by Fill Rate	+2 %	
02	**Customer Loyalty**		
	Measured by CNH Industrial Parts Penetration	+10 %	
	▪ Machine Uptime and Total Cost of Ownership		
	▪ Wider offering of parts, services, accessories, and attachments		
03	**Synergies in Fixed Infrastructure and Systems at CNH Industrial**		
	▪ Productivity improvements ▪ Leverage growth opportunities in emerging markets (LATAM, AME, APAC, etc.)	Three largely independent depot networks	One integrated depot network

Parts & Service

May 8, 2014 | 159

Parts Availability and Delivery

Parts & Service

SUPPLIER SUPPLIER SUPPLIER SUPPLIER SUPPLIER

01 Service Excellence: CURRENT logistic flows

MASTER DEPOT

FACING FACING FACING

DEALER

DEPOT

DEALER

DEPOT

DEPOT DEPOT DEPOT

DEALER

DEPOT

DEALER

DEPOT

DEALER

DEPOT

DEALER

DEPOT

Parts & Service May 8, 2014 10

CUSTOMER CUSTOMER CUSTOMER CUSTOMER CUSTOMER CUSTOMER CUSTOMER CUSTOMER CUSTOMER CUSTOMER CUSTOMER CUSTOMER

Parts Availability and Delivery

Parts & Service

Global inventory

management ?

efficient inventory

Investments in

infrastructure and

systems to improve

01 Service Excellence: TARGET logistic flows and change drivers

SUPPLIER SUPPLIER SUPPLIER SUPPLIER SUPPLIER

levels in each region

with adequate safety

stock and critical

parts managed

worldwide.

customer

responsiveness.

Special Processing

Center (SPC)

MASTER DEPOT + SPC

FACING

DEPOT

FACING

DEPOT

FACING

DEPOT

DEALER

DEPOT

DEALER

DEPOT

CUSTOMER

DEALER

DEPOT

DEALER

DEPOT

DEALER

DEPOT

DEALER

DEPOT

CUSTOMER CUSTOMER CUSTOMER CUSTOMER CUSTOMER CUSTOMER CUSTOMER CUSTOMER CUSTOMER CUSTOMER CUSTOMER

Parts & Service May 8, 2014 11

Empower our dealer network with service support tools, integrated parts ordering and retail inventory management systems

Reduced obsolescence and improved service availability

Velocity of inventory

Machine Life Cycle Service and Total Cost of Ownership

Parts & Service

02 **Customer Loyalty:** Dealership becoming one-stop-shop and increased parts penetration



%
$/machine
TARGET CNH Industrial Parts
Penetration Trend
+10 pp
Second Line Parts
Remanufactured Parts
Parts Consumption Trend
CURRENT CNH Industrial Parts
Penetration Trend
Bundled Maintenance
Genuine Parts
First Owner
Second Owner
Back up machine
WARRANTY
MAINTENANCE
REPAIR
OVERHAUL
FIX AS FAIL

- Continuous **product and commercial training** for the dealer sales force
- Customizable **marketing, comprehensive electronic catalogue and promotional materials**

Parts & Service May 8, 2014 | 162

Common Branding for Genuine Parts

Parts & Service

02 Customer Loyalty: Wide parts catalogue

Only one brand for Genuine parts

Reinforces the CNH Industrial brand image

Savings from standardization, packaging and inventory

Parts & Service May 8, 2014 13

Remanufactured Parts Capabilities
Parts & Service

02 Customer Loyalty: Expanding breadth of products



- **CNH Reman LLC joint venture in Springfield, Missouri (50% JV fully consolidated)**
  - Engines and engine components
  - Driveline
  - Hydraulics
  - Electronics and injectors
  - Compressors and turbos


FPT

- **Dedicated FPT powertrain remanufacturing facility in Garchizy, France**
  - Engines and engine components
  - Gearboxes
  - Turbos and pumps

- **Leverage know-how built up in NAFTA and EMEA to expand offering in LATAM and APAC**

Parts & Service May 8, 2014 | 164

Enhancing Service Opportunities

Parts & Service

ProCare for Construction Equipment

Extended warranty coverage

02 Customer Loyalty: Supporting the brand Image with enhanced service

Machine uptime monitoring through telematics solution

Maintenance contracts for Commercial Vehicles

Elements Program allows customers to tailor maintenance schedules around their needs

Monthly payments give customers peace of mind over maintenance cost stability

Harvesting season support for Agricultural Equipment

Increasing shipment frequency to dealers during season peaks

Parts & Service May 8, 2014 15

Partnering with dealers to ensure parts are available in dealer inventory in advance of the season

Productivity Improvements

Parts & Service

Optimization of depot footprint across all brands

03 Synergies in Fixed Infrastructure and Systems

Co?location of parts depots allows more depots in closer proximity to the dealers

Reduce Capex requirements by running multiple brands

Continuous focus on improving depot productivity, performance and working capital

Global inventory management

Same Key Performance Indicators (KPIs):

Part fill rates (ability to ship parts when ordered)

Inventory turns

Parts & Service May 8, 2014 16

Overhead rates

Leverage Growth Opportunities Parts & Service

Parts and service availability and delivery are an important ingredient to emerging market growth

03 Synergies in Fixed Infrastructure and Systems CURRENT TARGET

Helps establish a strong brand presence

Used as a point of competitive advantage for machine sales

Provides a strong foundation for dealer financial security

Dealer parts availability to end customer: +10%

Export know?how in growth markets

Distribution and systems knowledge Established capabilities in North

Leverage in

Part definition and catalogs already released LATAM, AME,

Ease of expanding FPT’s sales scope by using the existing parts depot infrastructure

America and

Europe

and APAC

Primarily in Expand into

NAFTA

Parts & Service May 8, 2014 17

EMEA and

LATAM

Leverage Growth Opportunities

Parts & Service

01 Service Excellence

02 Customer Loyalty

03 Synergies in Fixed Infrastructure and Systems

Provide our commercial brands and their respective

dealer networks with the support required to position

Parts & Service as a competitive advantage.

Parts & Service May 8, 2014 18

INVESTOR DAY

AUBURN HILLS

MAY 8TH, 2014

EMEA

Andreas Klauser

INVESTOR DAY AUBURN HILLS MAY 8TH, 2014

EMEA

The Largest CNH Industrial Region in Terms of Revenue

2013 revenue of $14.2 billion, 42% of total CNH Industrial

revenue

5 segments: AG, CE, CV, PT and Financial Services

Commercial branches in 20 countries

33 Manufacturing plants with 46 product lines

26 R&D Centers

More than 1,700 dealers and importers:

EMEA May 8, 2014 20

~3,600 points of sale

EMEA

CNH Industrial is a Leader in the Capital Goods Sector

Agricultural Equipment Commercial Vehicles Construction Equipment

Tractors Ranking* Light Trucks Ranking* Light Ranking*

1

5

11 Medium Trucks

2

2

Combines

Heavy Trucks Heavy

7

8 Major H&F

3 Buses

EMEA May 8, 2014 21

2

(*) 2013 Ranking by number of units sold

EMEA ? Distribution

20 Countries with Direct Presence and over 1,700 Dealers

559

1055

734

950

Europe

Dealers POS

Europe

Countries with a commercial branch

*

396

104 93

386

225 189

AME Dealers POS*

South Africa

46 22 28 25

135 117

50 64 61

EMEA May 8, 2014 22

* POS: point of sales (primary network)

EMEA - Industrial Footprint

33 Plants Serving 6 Business Units and 46 Product Lines

Europe

33 Manufacturing Facilities

Agricultural

Equipment

6 Business Units and 46 Product Lines

Construction

Equipment

CNH Industrial Manufacturing Trucks

Facilities

Consolidated Joint Venture

AG CE

Trucks

Specialty Vehicles

Buses

Specialty

Vehicles

Bus

South Africa Powertrain

EMEA May 8, 2014 23

New Plant Under Construction Powertrain

EMEA

Agenda

1 Agricultural Equipment

2 Commercial Vehicles

3 Construction Equipment

4 CNH Industrial Initiatives

EMEA May 8, 2014 24

EMEA - Agricultural Equipment

Crop Production is Expected to Grow, Particularly in Africa and Middle East

CAGR ‘13 ’18 531 557 Europe

Production of wheat, coarse grain, rice,

oilseeds, cotton, sugar beet and sugar cane

EMEA +0,9% (million metric tons)

(million metric tons) 165 171 44 50 114 118 CAGR 0,8% 55 27 61 62 63 127 133 791 843 206 215

2013 2018 287 Africa & Middle East +2,0% 320 342 205 214 21 20 40 43 11 25 2 12 61 2

13 63

260 15

2013 2018

Sugarbeet

Sugarcane

Cotton

Oilseeds

Rice

EMEA

Source: OECD?FAO Agricultural Outlook 2013?2022

114 127

Note: Oilseeds include soybean, grape seed, ground nuts and other oilseeds 2013 2018

May 8, 2014 25

Wheat

Coarse Grain

EMEA - Agricultural Equipment

Strong Opportunity from Agricultural Mechanization in AME

CAGR (‘14?’20) +3%

194 235

1138

191 261

Population (million) 1312

0%

0% +2%

967

Level of Farm Mechanization (Tractors/100 Sq. Km of Arable Land) Africa and Middle East will need to increase yield through

Western Europe Eastern Europe Middle East Africa

400

157 46

farm mechanization to

support population growth

Western Europe Eastern Europe Middle East Africa

6.7

3.4 2.5 2.0

Yield Rate 2012* (metric tons per hectare)

EMEA May 8, 2014 26

* * Production of Cereals and Oilcrops, Sugar Beet, Sugar Cane and Cotton

Source: OECD, World Bank

Western Europe Eastern Europe Middle East Africa

EMEA - Agricultural Equipment

Industrial Footprint

Croix FR

Antwerp BE

Basildon, UK Plock, PL

Cabins

AG Components

Zedelgem, BE St. Valentin, AT

Coex, FR Jesi, IT

EMEA May 8, 2014 27

Modena, IT

AG Components AG Equipment manufacturing

facilities

EMEA - Agricultural Equipment

Tractors Strategy

TIV Trend Period 2014?2018

Total Industry Volume:

Total Industry Value :

Increase market share across tractor segment

Maintain leadership in specialty segment

Leverage India and Turkey sourced tractors to

further penetrate MEA markets

Focus on the professional farmer

Target high horse power segment

CVT transmission competence

EMEA May 8, 2014 28

AFS/ Precision farming

Extension of RTK network

EMEA - Agricultural Equipment

Combines Strategy

TIV Trend Period 2014?2018

Total Industry Volume:

Total Industry Value :

Leader in conventional value segment

Broadest and most competitive product range

in conventional flagship

Centers of excellence in Zedelgem and Plock

Advanced PLM solutions

State of the art service and parts network

Focus on larger non?conventional combines

segment

Unique CVT transmission offering

EMEA May 8, 2014 29

Further professionalization of dealer network,

targeting large farmers

EMEA - Agricultural Equipment

Hay and Forage Strategy

TIV Trend Period 2014?2018

Total Industry Volume:

Total Industry Value :

Hay & Forage segment represents the largest single

opportunity for product line expansion and future growth

for the New Holland brand

Maintain leadership in large square balers

Leverage round balers offering to grow in the livestock

segment

New investments to complete the offering in implement

business

EMEA May 8, 2014 30

Extend the product offering to target large contractors

EMEA

Agenda

1 Agricultural Equipment

Commercial 2 Construction Equipment

3

Vehicles

CNH Industrial Initiatives

4

EMEA May 8, 2014 31

EMEA - Construction Equipment 2007-2017 Construction Spending Index 2007 = 100 Index 2007 = 100

Total Construction Residential Structures Infrastructures Non-Residential Structures

By Segment By Area 15% 47% 13% 2013 Value Mix Rest EMEA

AME AME France 42% 31%

2013 Value Mix 122 142 107 117 13% 12%

of Germany Germany

UK Infrastructures 27% 108 119 100 103 89 96 100 94 UK

Total Construction

Non Residential 83 87 88

2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 83 85 88

2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017

Africa including only Egypt, Kenya, Senegal, South Africa, Tunisia

France

Structures

Non-Residential Structures

EMEA May 8, 2014 32

In Europe, expected growth led by Germany and driven by rebounds in the non?residential and infrastructure segments

Growth in AME backed by rising infrastructure spending in Africa

Source: Global Insight Dec. 2013

(‘000 units)

EMEA ? Construction Equipment

Market Expected to Grow in Africa, Stable in Europe and ME 22% 20% 2013 2018

CAGR ‘13?’18 WW: 752k units WW: 893k units 29 31 121 126 Europe

Heavy 1.1% Light 78% 80% CAGR 1.1%

92 95 2013 2018 EMEA ROW 115 56 61 166 176 19 20 27 30 46 50

AME 1.7% Heavy 111 2013 2018

2013 2018

Light

Africa represents the fastest

EMEA

growing market for the

Construction business

May 8, 2014 33

EMEA - Construction Equipment

Industrial Footprint

Berlin, DE

Tracy?le?Mont, FR

Hydraulic cylinders

Lecce, IT

San Mauro, IT

Excavators

EMEA May 8, 2014 34

CE Manufacturing facilities

EMEA - Construction Equipment
Strategy & Top Priorities

CASE CONSTRUCTION

- Consolidate and strengthen the **distribution network**
- Reinforce **value proposition** with focus on product support (Reman, ProCare) and Parts performance
- Target segments:
  - medium sized customers in **building construction** segment
  - **rental** and key accounts in infrastructures and road building

NEW HOLLAND CONSTRUCTION

- Target **agriculture/landscaping** and small **residential segments**
- Expand points of presence through New Holland Agriculture network
- Leverage on the new **compact wheel loader** to reinforce the new light range together with **SSL, TLB and MHEX**

EMEA May 8, 2014 | 185

EMEA

Agenda

1 Agricultural Equipment

Commercial Vehicles

2 Construction Equipment

3

CNH Industrial Initiatives

4

EMEA May 8, 2014 36

EMEA - Commercial Vehicles

Developing at Steady Growth in AME and Recovering in Europe

(‘000 units)

661 765 CAGR +4.2%

Europe +3.0%

Trucks Bus

Europe 1.1%

Trucks Bus

CAGR ‘13?’18

1,095

2013 2018

34 36

2013 2018

2013 2018

80 94

2013 2018

CAGR +3.3%

Growth Potential in AME

will be addressed through

330 the AME

+7.5%

AME

+4.9%

Trucks Bus

EMEA May 8, 2014 37

South African JV

230

2013 2018

46 58

2013 2018

EEMEA - Commercial Vehicles
Industrial Footprint


Trucks
Specialty Vehicles
Buses
Brescia, IT
Rorthais, FR
Valladolid, SP
Madrid, SP
Annonay, FR
Piacenza, IT
Suzzara, IT
Ulm, DE
Vysoke Myto, CZ
Kainbach, AT
Bolzano, IT
Vittorio Veneto, IT

EMEA
May 8, 2014 | 188

EMEA - Commercial Vehicles

Industrial Localization will Support AME Market Development

Joint-venture (in which IVECO holds 60%) with the

LARIMAR Group

New plant in Rosslyn (Pretoria)

Location: Rosslyn, near Pretoria in the

Automotive Industrial Park

Total Area: 182,000 sqm of which 50,000

covered

EMEA May 8, 2014 39

Product lines: Medium, Heavy Trucks and Bus

Start of Production: during 2014

EMEA

Agenda

1 Agricultural Equipment

Commercial Vehicles

2 Construction Equipment

3

4 CNH Industrial Initiatives

EMEA May 8, 2014 40

EMEA

Main Drivers for Growth

Realize market

share potential

of EURO VI

product

Expand

commercial

presence in

Re-position

Construction

Equipment

Brands open

Fully exploit

synergy potential

of industrial

launches in

Commercial

Vehicle segment

Eastern Europe

and Africa

and New Holland AG

network to CE

segment

footprint,

common systems

and processes

EMEA May 8, 2014 41

INVESTOR DAY

AUBURN HILLS

MAY 8TH, 2014

APAC

Stefano Pampalone

APAC

A Key Focus Area for CNH Industrial

From multi-local/ multi-business To structured approach fully deployed by

2018 within CNH Industrial

APAC is a Key Focus Area for CNH Industrial

Asia Pacific May 8, 2014 43

APAC

A Region with Growth Potential

CNH Industrial will capture this opportunity leveraging the following key drivers

Deeper

local

presence

New markets and

new businesses

Stronger

industrial

presence

New focus on

multiple product

offer

Bringing the strength of CNH Industrial in all businesses and exploiting synergies of our

Group…

…keeping high flexibility,

ability to understand local market conditions

and capability to translate it into actions

Asia Pacific May 8, 2014 44

in these highly dynamic markets.

APAC

CNH Industrial will Leverage on its International and Local Expertise

CNH Industrial has built in APAC a strong More than 2,000 dealers and importers and approx. more than 5,000 sales points presence and good knowledge locally

Directly present in 13 countries and more than 5,200 employees

19 Manufacturing plants with 25 product lines

12 Joint Ventures

Long standing presence

12 CNH, 4 IVECO and 2 FPT R&D Centers

Asia Pacific May 8, 2014 45

60 years

in Turkey

EXAMPLES

First Axial Flow

Combine in China 1980

Distribution JV in Japan

since 1952—HFT

India TLB & Compactor plant

since 1999

LCV and Light Bus Joint

Venture since 1996

APAC

Agenda

1 Agricultural Equipment

2 Construction Equipment

3 Commercial Vehicles

Asia Pacific May 8, 2014 46

APAC—Agricultural Equipment

APAC Accounts for the Majority of Worldwide Crop Production

APAC accounts for

50% of global wheat production 80% of rice 30% of coarse grain 21% of oilseeds 32 35

65 73 1 9 1 11 107 120 Russia & CIS 111 121 China 591 622

As well as 62% of cotton 34% of sugarcane

Production of wheat, coarse grain, rice,

oilseeds, cotton, sugarcane

2013 2018 32 34 Turkey 199 216 109 113

127 125 39 6 42 5 2013 2018

(million metric tons) 585 1,706 1,779 CAGR 0,8% 12 13 18 19 1 1 1 1 2013 2018

Indian Subcontinent

113 1 120 1 3 3 139 150 289 313

SEA & Japan

Sugarcane Cotton Oilseeds Rice

Wheat 331 361 319 345 372 387 79 14 85 15 592 43 48 104 117 130 140 23 24 312 284

619 620 34 38 2013 2018 68 71

Australia & NZ Asia Pacific

Source: OECD-FAO Agricultural Outlook 2013-2022 Coarse Grain

May 8, 2014 47 2013 2018 2013 2018 12 13 21 1 23 1 3 3 30 30 2013 2018

* (million metric tons)

* Graphs on different scales

Source: OECD-FAO Agricultural Outlook 2013-2022

APAC—Agricultural Equipment

Demographics and Progressive Urbanization will Drive Demand for AG Equipment

126 1,381 1,265 240 125 69

1,419 1,341 251 71

Population (million) Increase in population and disposable

income will drive an increase in the

overall demand for agricultural products…

-1% +3% +6% +4% +2% 7.0

Level of Farm Mechanization (HP/Ha)

Urbanization and reduction in rural labor

and stagnant acreage of arable land will

put pressure to produce more food from

same area with fewer people dedicated to

Japan China India Indonesia Thailand

4.1 1.0 1.3 1.6

agriculture.

This will translate into a demand for

mechanization, a higher yield and a more

Japan China India Indonesia Thailand 4.14 4.27

1.89 3.15 2.06

Yield Rate 2013* (metric tons per hectare)

professional approach.

APAC countries will need to increase

drastically mechanization to drive

Asia Pacific May 8, 2014 48

productivity

* Production of wheat, coarse grain, rice, and oilseeds Source: OECD, World Bank

Japan China India Indonesia Thailand

APAC - Agricultural Equipment

CNH Industrial will Concentrate its Investment in the Key Areas with Higher Expected Growth in Terms of Mechanization

CNH INDUSTRIAL | START 2014-2018



Indian Subcontinent

[14.8%]

PLANTS
- **New Delhi –** Tractors
- **Pune –** Harvester (2016)
- **Dera Ghazi Khan –** Tractors

Point of Sales: 762

China

[14.1%]

PLANTS
- **Harbin –** Tract. & Comb.
- **Urumqi –** Cotton Pickers
- **Foshan –** Sugarcane Harvester
- **Shanghai** - Tractors

Point of Sales: 282

Russia & CIS

[2.6%]

PLANTS
- **Chelny –** Tractors & Combines
- **Tashkent** - Tractors

Point of Sales: 100

Turkey & Caucasus

[0.8%]

PLANTS
- **Ankara –** Tractors

Point of Sales: 650

Australia & NZ

[1.6%]

- No plant

Point of Sales: 268

SEA & Japan

[6.9%]

SEA Japan

- No plant

Point of Sales: 451 (SEA) + 76 (JP)

MAIN CROPS
- Sugarcane
- Cotton
- Wheat
- Rice
- Coarse Grain
- Oilseeds

[%] – percentage of global main crop production

Level of Mechanization Very high · High · Medium · Low

Manufacturing Plants CNH Industrial · Consolidated JV · Unconsolidated JV

Asia Pacific May 8, 2014 | 199

India - Agricultural Equipment

Long Standing Presence in the Country

CNH INDUSTRIAL | START 2014-2018

Before 1998



Joint venture Ford Tractor / Escort

1998/99



Start of operation in fully owned plant with 55 - 75 HP tractors

2000



SOP of Engine S8000 (Assembly and testing)

2003



Export of Tractors to APAC and AME, and components (PTO) to Europe

2006



Export of tractors to North America & Power Train to Brazil & Mexico

2012



Launch of CE European Axle (Value Engineered CE Axle) & Utility Medium Std. and HD Axle

2013



250,000th Tractor rolled out;
Sugar Cane Harvesters

Asia Pacific May 8, 2014 | 200

India—Agricultural Equipment

All Indicators Point to a Transformation of Agriculture

Demand to outstrip production

Low productivity Low yield

Stagnant arable land and 60% dependent on monsoon

Scarcity of agricultural labor, giving rise to professional farming

Higher inputs costs

Asia Pacific May 8, 2014 51

One of the lowest mechanization levels in APAC

India - Agricultural Equipment
Low Level of Mechanization across the Crop Cycle

Crop Cycle

Level of Mechanization

Overall about 40-45%

	Tillage & Preparation	Sowing / Planting	Fertilizer Application	Irrigation	Harvesting	Post Harvesting
Level of Mechanization	~40%	~29%	~35%	~37%	~60% Wheat / Rice; ~ 5% others	~30%
CNH Industrial Product Offer	Not localized	Not localized	No CNH Industrial Product Offer	No CNH Industrial Product Offer	Localized	Not localized








Level of Mechanization: Low – High

- Localized CNH Industrial Product Offer
- Not localized CNH Industrial Product Offer
- No CNH Industrial Product Offer

Crop Care

Plant Protection

Inter Row cultivation

- Predominance of "basic" equipment mainly utilized in the land preparation phases

From "tractorization" to full mechanization

Asia Pacific May 8, 2014 | 202

India—Agricultural Equipment

Still Significant Losses from Ineffective Harvesting Operations

Food Grains

Basic combine harvester

Grain Loss: 10%—15% Output increase from same land

Manual harvesting/ threshers

Grain Loss: 15%—20%

Pulses Productivity increase and enhanced

crop Manual harvesting/ threshers

Grain Loss: 15%—20%

Oil Seeds intensity

“The Future Crop”

Driven by dairy and poultry

industries which are growing fast

(10%-15% per year)

Corn

Improve AG practices

Asia Pacific May 8, 2014 53

Space for a quantum leap improvement in yields from introduction of improved agricultural practices

India—Agricultural Equipment

Key Pillars of CNH Industrial Growth

Enhance offering in the higher segments

Solutions targeted to achieve increase in productivity

Strengthen Tractor Offer

Additional 100+ Harvesting Solutions

Drive mechanization of a key process in the crop cycle,

Multi-crop combine harvesters, sugar cane harvester, cotton picker dealers by 2018

Enhance competencies to sell more sophisticated equipment

Provide better opportunities for dealers to reinvest in the business Network

Financial Services

Tailored financing solution

Upcoming presence of CNH Industrial Capital for Wholesale & Retail

Asia Pacific May 8, 2014 54

Export Export locally produced products in other markets

India—Agricultural Equipment

CNH Industrial Continues to Invest in India to Better Satisfy Local Demand

Punjab Uttaranchal

Chandigarh Himachal Pradesh

Jammu and Kashmir

AXLE PLANT TESTING TRACK

PD Whsp TYRE CASTING YARD TRACTOR STORAGE

PUNE (Start of Production Q1 2016) NOIDA (Start of Production 1994)

Uttar Rajasthan Pradesh Delhi

Haryana Bihar Meghalaya Sikkim Manipur Assam Arunachal Pradesh Nagaland

SPD TRACTOR PLANT YARD UTILITY AGG WH CANTEEN PAINT SHOP MAIN GATE

Main Flows Inbound Material Product Outbound Finished Goods People

Madhya Pradesh Tripura Mizoram Orissa Jharkhand West Bengal Maharashtra Dadra & Nagar Haveli

Gujarat Covered area: 43k sqm Daman & Diu

Products: Harverster

Covered area: 80k sqm

Products (~40% Export) : Tractors

P t i i PTO A l

A d d Andhra Pradesh Chattisgarh Karnataka Goa Pondicherry

Harvesting plant to serve Indian market Integrated tractor plant for India and Export

Powertrain engine, PTO, Axles

Asia Pacific May 8, 2014 55

Tamilnadu Andaman and Kerala Nicobar Islands

China—Agricultural Equipment

Attractive Fundamentals

Large with increasing disposable Leading producer of crops for food, feed and industrial use population income

Urbanization and decreasing rural labor force

Governments encouraging localization of products

Relatively low mechanization in several crops

Asia Pacific May 8, 2014 56

China—Agricultural Equipment

Presence in the Market for Over a Hundred Years

Import of the first Tractor

in China Import of the first Case IH

Axial flow combine in

China Presentation of first

grape harvester in China

@ CIAME show

Early 1940 1980 1999 2012 2013

1900 Collaboration between Inauguration two harvesting

Asia Pacific May 8, 2014 57

Inauguration of high HP

tractor plant in Harbin

of specialized plants (Urumqi and Foshan)

“International

Harvester” and

Chinese university

China—Agricultural Equipment

Key Pillars of CNH Industrial Growth

Focus on higher end of the market

Higher technological content compared to local competitors

Strengthen Presence in Tractor Harvesting Solutions

Focus on: Corn, Cotton, Sugar Cane

Products developed for China, produced in China Technology AG

Development for China The largest R&D facility in Northeast China

Highly competent local team

Focus on products tailored for the needs of the Chinese market

Wider coverage of provinces increasing number of dealers by 2018

Network targeting excellence in service

Asia Pacific May 8, 2014 58

Financial Services Tailored financing solutions

Upcoming presence of CNH Industrial Capital for Wholesale & Retail

China—Agricultural Equipment

Significant Manufacturing Expansion

URUMQI (Q3 2013) HARBIN (Q3 2014)

Cotton picker assembly

Covered area: 113k sqm, additional

27k sqm possible

FOSHAN (Q3 2013)

Products: tractors, harvesters and H&F

Solutions for corn production lifecycle

Harvesting assembly

Asia Pacific May 8, 2014 59

Turkey—Agricultural Equipment

CNH Industrial is the Market Leader in Tractors and Combines

The most experienced tractor manufacturer in Turkey

The most extensive distribution network

The most wide-ranging product offering

60 years of presence in

the country

Asia Pacific May 8, 2014 60

Turkey—Agricultural Equipment

All Indicators Point to an Increasing Sophistication of Demand

? Agricultural market becoming more professional

? Land ownership progressively consolidating due to urbanization

? Mix shift to higher HP ? Growing importance of implements and other equipment and richer content

CNH Industrial’s target is to strengthen its current position in the market

Asia Pacific May 8, 2014 61

Turkey—Agricultural Equipment

Key Pillars of CNH Industrial Growth

Strengthen leadership in all segments above 70hp

Increased focus on specialty tractors

Leadership in Tractor Segment Harvesting Solutions

Maintain leadership in combines

Localize cotton pickers tailored to the market needs

Local R&D Strong R&D center

State of the art production processes

Competitive supplier base

Turk Traktor base for export

Asia Pacific May 8, 2014 62

Strong Network The most extensive and professional network in Turkey

Further develop via dedicated training and tools

Turkey—Agricultural Equipment

Strong Manufacturing Footprint

Ankara New Plant Erenler

Start of Production: 1955

Covered area: 83k sqm,

Products: tractors for domestic and

Start of Production: Q3 2014

Covered area: 68k sqm (Phase 1)

export markets worldwide, drivelines

to other CNH Industrial plants

Products: tractors for domestic and

export markets worldwide

Asia Pacific May 8, 2014 63

Fully integrated (engines, drivelines, tractors) Tractors Assembly

APAC—Agricultural Equipment

Key Pillars of CNH Industrial for next 5 Years

Technology portfolio

Significant investments 1 2 3 to

drive mechanization

across the region with

competitive solutions.

Extensive presence region and considerable

knowledge base with excellent service portfolio. in

tailored products and industrial footprint in the p region. Best cost country

FIRST IN THE MARKET

DEEP IN THE MARKET

opportunities.

EFFECTIVE IN THE

MARKET

Asia Pacific May 8, 2014 64

APAC

Agenda

1 Agricultural Equipment

3 Commercial Vehicles

2 Construction Equipment

Asia Pacific May 8, 2014 65

APAC—Construction Equipment

CNH Industrial is Focusing its Attention on India

+0,7% Asia Pacific will continue to represent the

large majority of the worldwide

construction equipment market (51% by

2018 up from 47% in 2013)

27 28 2013 2018

Russia & CIS

150 216

China +7,6%

APAC

SEA & +1,8%

60% 353 454

CAGR 5,1%

12 12

Turkey & Caucasus 2013 2018

+0,3% (‘000 units)

115 125

2013 2018

41% 40%

59% +10,0%

2013 2018

2013 2018

Light Heavy

expected growth 35

57 2013 2018

India Australia & NZ

+1,7% CAGR 13 ’18

Asia Pacific May 8, 2014 66

* Charts on different scales

* (‘000 units)

Pithampur Plant

India: Highest 15 16 in the next several years

2013 2018

India - Construction Equipment

Sales of Construction Equipment is Expected to Rise in India

CAGR

25-35 10-15 12-16

Forklift Wheel Loaders

Mobile Cranes

Crawler Excavator

Backhoe Loader

330-450

15-20% 22-27% 13-18% 2012-20

Fundamental growth from traditional

end-user industries

Main growth drivers: 95-120

Transit Mixers Other

25-30% 20-25%

Higher adoption in traditional

applications

Demand from new applications/

segments such as agriculture.

140-190 35-40 14-18 7-8 4-6 160-180

20-25% Growing urbanization

Increased affordability

10 24-27 43-59 4

7-10 11-14 32 65-75

15 9 2 76 4 12-17% 20-25%

Better availability of financing and the

increased use of rentals

Asia Pacific May 8, 2014 67

2012 2016 2020

$ 3 billion $ 7-8 billion $ 16-21 billion

Backhoe loader will continue to dominate the market

(>40% of total demand)

Source: AT Kearney Roadmap for Realizing ECE Industry’s Long Term Potential

India - Construction Equipment

2nd Position in Backhoe Loader and 1st in Compactors

Renewed line up

Targeting domestic and export markets

Leader in India

Renewal and extension of line up

Asia Pacific May 8, 2014 68

APAC - Construction Equipment

Control of Distribution Network in South East Asia and ANZ since 2013

Full of in Korea

control distribution SEA and ANZ since 2013

41 importers & 220 sales points Taiwan

Hong Kong Guam Tahiti

Distributing full line?up of heavy and light equipment

Myanmar Thailand Vietnam

Malaysia Philippines

Aggressive plan to strengthen network and presence

Sri Lanka

Singapore

Indonesia Timor-Leste dealers

Asia Pacific May 8, 2014 69

Australia

APAC - Construction Equipment

Key Pillars of CNH Industrial for Next 5 years 1 2 3

Capture growth of domestic Develop and export distribution in Leverage European markets fully exploiting the manufacturing footprint in India South East Asia and ANZ after regaining full control in 2013 manufacturing footprint Asia Pacific May 8, 2014 70

APAC

Agenda

1 Agricultural Equipment

2 Construction Equipment

3 Commercial Vehicles

Asia Pacific May 8, 2014 71

APAC - Commercial Vehicles

Trucks Market (excl. Areas where IVECO is not present)

21% 13% 22% 13%

2013

WW: M5,145 unit

2018

WW: M 5,770 unit

252 278

Russia & CIS

.0% 1.9% 66% 65%

Turkey

2013 2018

3,367 3,700

2013 2018

China

+1.2% 0

APAC w/o China China ROW

4,028 4,420 66 70 CAGR +1.9%

2013 2018

+1.6% +1.2%

2013 2018

34 36

2013 2018

Australia & NZ

309 335

2013 2018

SEA

Asia Pacific

APAC market is expected to continue to grow and will remain largely dominated by China domestic volumes (84% of APAC)

72 CAGR ‘13-’18

May 8, 2014

(‘000 units)

APAC - Commercial Vehicles

An Heterogeneous Market with Different Product Needs in each Region

65% 19% 6% 41% 29% 40%

2013 2018

Russia & CIS

China 5% 12%

Total APAC 94% 95%

Turkey 63% 21% 36% 71% 1% 9%

2013 2018

37% 69% 6% 5% 2013 2018

89% 86% Australia & NZ

5% 6%

SEA

2013 2018

50% 50% 50% 50%

2013 2018

6% 8%

2013 2018

Low End Value Asia Pacific May 8, 2014 73

Premium With the strength of the Group, CNH Industrial is now better equipped to compete in the region Source: IHS & CNH Industrial Estimates

(units ‘000s)

APAC - Commercial Vehicles

IVECO Product Line-Up is able to Address Different Market Needs

PREMIUM

Sourced from EMEA



Light Commercial Vehicles
GVW 3-7 t
Van / Cab / Crew-cab



Medium trucks
GVW 6-26 t
Cab / Crew-cab



Heavy trucks
GVW >16 t
On/Off Road



Heavy off-road
Trucks up to 300 t GCW
Rigid dumper up to 50 t payload

VALUE SEGMENT

Sourced from China JV



Minibus Built up
5-7 m
10-19 seats



Light Commercial Vehicles
GVW 3,6- 5 t
Van / Cab / Crew-cab



Light trucks *
GVW 3,5-6 t
Cab / Crew-cab



Heavy trucks
GVW >16 t
On/Off Road

LOCAL CHINESE BRANSD

Domestic China JV



YUEJIN Brand Light & Medium Trucks
GVW 3-15 t



NAVECO Brand Light Trucks & Buses
Turbo Daily / Power Daily



SIH Brand Heavy trucks
GVW >15 t



Yuejin & SIH Brand Special Vehicles
e.g. Wide Tipper Range

Asia Pacific
May 8, 2014 | 224

China - Commercial Vehicles

Differentiated Approach Tailored to Market Needs

China Rest of APAC

Asia Pacific May 8, 2014 75

China - Commercial Vehicles

First European OEM to Establish Partnership with Local CV Manufacturer

Establishment of NAVECO - Light and SAIC/FIAT/HY engine JV in Acquisition of Hongyan with SAIC & Chongqing Heavy Iveco DAILY license to NAC medium duty trucks

Chongqing (SFH) -

Engines

Machinery (SIH) -

On-road and offroad heavy duty trucks

1985 1987 1996 2007

Establishment of SAICIVECO

CV Investment

Company Iveco Representative

Office in China CHINA

First western CV

manufacturer to export from China

Asia Pacific May 8, 2014 76

NAVECO integrates

Yuejin assets

China - Commercial Vehicles

Key Market Dynamics

Progressive increase in importance of heavy haulage segments driven by urbanization and improvement in transport infrastructure

Convergence of technology with global standards to accelerate as emission limits become stricter

Increasing space in the market for high spec import heavy trucks for specific missions

Large and price driven low?end segment dominated by non?allied local players

Local players seeking to grow export in value segments leveraging cost advantage

Asia Pacific May 8, 2014 77

APAC - Commercial Vehicles

Leveraging JVs Products to Target Value Segment Worldwide

Exclusivity to distribute JVs

products through Iveco network

Full line up of on?road and offroad

Heavy Duty Trucks to address

the value segments in Russia & CIS,

South East Asia, AME, Latin America

Full line up of Cab?Over trucks to

address the core light and medium

truck segments in Russia & CIS,

South East Asia, Australia & New

Zealand, AME

Asia Pacific May 8, 2014 78

AFRICA & MIDDLE EAST

LATIN AMERICA

APAC Offers Many Opportunities for Growth

APAC Deeper local presence New markets and new businesses

Stronger industrial presence New focus on multiple product offer

Bringing the strength of the Group to all businesses and exploiting …keeping high flexibility, ability to understand local market conditions synergies of the total portfolio…

Asia Pacific May 8, 2014 79 and capability to translate it into actions in these highly dynamic markets.

INVESTOR DAY AUBURN HILLS MAY 8TH, 2014 LATAM

Vilmar Fistarol

LATAM

The Third Largest Region in Terms of Revenue

2013 revenue of $6.4 billion, 19% of total CNH Industrial revenue

5 segments: AG, CE, CV, PT and Financial Services

10 Manufacturing plants with 34 product lines

New Plant: AG/FPT in Cordoba (2013)

5 R&D Centers

More than 340 dealers and importers: approx. 1,050 points of sales

5 Parts Depots: Sorocaba Master Depot is the most advanced depot in the region, serving all CNH Industrial customers

LATAM May 8, 2014 81

Direct presence in 3 major markets (Brazil, Argentina and

Venezuela) and distributors in all other markets

LATAM

CNH Industrial is a Leader in the Capital Goods in LATAM

Tractors Ranking* Light Trucks Ranking* Light Ranking*

Agricultural Equipment Trucks Construction Equipment 2 3 1

Combines Medium Trucks 1 4

Heavy 6 2

Sugar Cane Harvesters Heavy Trucks 2

LATAM May 8, 2014 82

(*) 2013 Ranking by number of units sold

LATAM - Distribution

Direct Presence in the Major Markets 370 221 208

LATAM Dealers POS 347 1,055 *

122 85 37 39 64 113 143 192

Brazil Dealers POS

146 486 62 37 12 6 29 116 46 31 101

LATAM May 8, 2014 83

(*) POS (primary network)

LATAM

Manufacturing Footprint

10 6 in Brazil

3 in Argentina

1 in Venezuela

Plants 6 Business Units and 34 Product Lines AG CE Trucks Bus AG CE Specialty Vehicles

LATAM Commercial Vehicles Powertrain May 8, 2014 84

Powertrain

LATAM

Agenda

1 Agricultural Equipment

2 Construction Equipment

3 Commercial Vehicles

4 CNH Industrial Initiatives

LATAM May 8, 2014 85

Brazil

LATAM - Agricultural Equipment

Crop Production is Expected to Grow

CAGR ‘13-’18 722 864 888 1,044

Production of wheat, coarse grain, rice,

oilseeds, cotton, sugar beet and sugar cane

LATAM +3.3%

Other LATAM Sugar cane

(million metric tons)

75 77

77 86

2013 2018

( million metric tons)

CAGR 3.1%

10 9 16 11 18 18 19

104 113

+1.6% 1,123 1,306

Oilseeds

Coarse Grain

52 56 9

2013 2018

32 130 149

Argentina +2.8%

25 30 147 169 772 915

Sugar cane 11 14 54 65 32 158 170 2013 2018 Oilseeds Sugar Cane – 75 ton/ha Average Yield in the Region Wheat Sugarcane Cotton

Oilseeds Rice

LATAM May 8, 2014 86

31 36

2013 2018

Soybean – 2.8 ton/ha

Coarse Grain Corn – 5.3 ton/ha

Source: OECD-FAO Agricultural Outlook 2013-2022

Wheat Coarse Grain

LATAM - Agricultural Equipment

Demand Driver

Automotive 9 37 50

Fleet in Brazil

(Millions of Cars)

Ethanol Production

(Billions of Liters)

25 41 12

CAGR 10.5%

29

CAGR 9.7% 46

CAGR 3.9%

Sugarcane Production

(Millions of Tons)

Flex Fuel

Petrol

2014 2020

722 874

2013 2019

2013 2019

LATAM May 8, 2014 87

Flexfuel fleet in Brazil will increase demand for ethanol

LATAM - Agricultural Equipment

Industrial Footprint

Piracicaba, BR Sorocaba, BR

Cordoba, ARG Curitiba, BR

LATAM May 8, 2014 88

Agricultural Equipment manufacturing facilities

LATAM - Agricultural Equipment

Tractors Strategy

TIV Trend Period 2014?2018

Total Industry Volume:

Total Industry Value :

Full product offering, from Specialty to large HP

tractors

Focus on all segments, including fruit, biomass,

irrigated rice

Maintain leadership in the small and medium

producers

Focus on professional cash grain and sugar cane

producers with advanced technology equipment

Strengthen leadership in the high horse power

segment

LATAM May 8, 2014 89

LATAM - Agricultural Equipment

Combines Strategy

TIV Period 2014?2018

Trend Total Industry Volume:

Total Industry Value :

Build on the brand awareness of the longest

established combines presence in Brazil

Complete product offering with both

conventional and rotary combines

Further develop current strong presence in

the South of Brazil with conventional

combines

Advanced technologically oriented products focused

on improving productivity

Further develop the current strong presence in the

large cash grain operations in Brazil central region

(Mato Grosso)

Invest to maintain best in class in the quality grains

through its rotary system combine technology

LATAM May 8, 2014 90

LATAM - Agricultural Equipment

Sugar Cane Harvester Strategy

TIV Trend Period 2014?2018

Total Industry Volume:

Total Industry Value :

Focus on the multi-row technology

Leverage auto-guidance and

telematics solutions

LATAM May 8, 2014 91

LATAM

Agenda

1 Agricultural Equipment

2 Construction Equipment

Commercial Vehicles

CNH Industrial Initiatives

3

4 LATAM May 8, 2014 92

LATAM - Construction Equipment
2007-2017 Construction Spending

by Segment



19%
33%
48%
2013 Value Mix
156
Infrastructures
146
Total Construction
141
Non-Residential Structures
136
Residential Structures
135
127
121
119
100
Index 2007 = 100
Total Construction
Residential Structures
Non-Residential Structures
Infrastructures
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017

Infrastructures include: Transportation, Public Health and Energy
Non-Residential Structures include: Commercial, Industrial, Office and Institution

- **Cautious optimism** in LATAM construction spending outlook (+3,6% CAGR 2013-2017)
- Most economies **expected to accelerate from 2014 to 2015 at high pace** (~6%) and slow down decelerate in the future (+2,2% CAGR 2015-2017)

Source: Global Insight Dec. 2013

by Area



Rest of LATAM
23%
Brazil
49%
2013 Value Mix
18%
Rest of Mercosur
10%
Argentina
179 Rest of LATAM
152
142 Brazil
134 Rest of Mercosur
126 Argentina
123
121
111
100
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017

- **Brazil remain the powerhouse of the Region** (~50% LATAM)
  - Non-residential investments expected to increase 3.9% CAGR
- **Boost of infrastructure spending in Brazil** ~4% CAGR 2012-2017 due to **governmental projects:**
  - **US$13.6 billion** on projects aimed at building low-cost homes
  - 10-year energy plan (total **US$507 billion** investments)

LATAM May 8, 2014 | 243

LATAM - Construction Equipment

Market Expected to Sustain High Level

(‘000 units)

2013 2018

WW: 751k units WW: 893k units

CAGR ‘13-’18

10 12

18 22

Other LATAM 3.7%

Heavy Light

CAGR 1.2% 8 10

2013 2018

31 31

Brazil -0.2%

26 26

50 53

14 15

17 15

2013 2018

Heavy

Argentina 1.2%

24 27

2013 2018

2 2 Light

1 1

3 3

2013 2018

LATAM Row

Infrastructure and rental are the fastest growing segments

Last 5 years market average was 42.1K units

LATAM May 8, 2014 94

LATAM - Construction Equipment

Industrial Footprint

Belo Horizonte, BR

LATAM May 8, 2014 95

Construction Equipment manufacturing facility

LATAM - Construction Equipment
Strategy & Top Priorities

CASE CONSTRUCTION

- Expand **product portfolio**:
  - Localized CHEX models offering in Brazil
  - New dozer localized in Brazil, compactor production, SSL
- Reinforce Parts & Service support
- Expand **retail financing** in the rest of Latin America
- **Target segments**: building construction, medium-large customers



NEW HOLLAND CONSTRUCTION

- Expand **product portfolio**:
  - Localized CHEX models offering in Brazil
  - Improve and extend the WL range
  - New dozer localized in Brazil
- Increase presence in **selected segments**: light mining/quarries, waste handling, sugarcane
- Strengthen the **network** in the rest of Latin America


NEW HOLLAND

LATAM May 8, 2014 | 246

LATAM

Agenda

1 Agricultural Equipment

2 Construction Equipment

Commercial Vehicles

CNH Industrial Initiatives

3

4 LATAM May 8, 2014 97

LATAM - Commercial Vehicles

Trucks Market Evolution

(‘000 units) 2013 2018 4% 4%

WW: 5,145k units WW: 5,770k units

Excluding India

16 17 Venezuela

+1.2%

CAGR ‘13?’18

96% 96%

CAGR +2.4%

+2 9%

and NAFTA

2013 2018

226

176 203 255

2013 2018

Brazil

34 35

Argentina +0.6%

2013 2018

50% 10

2013 2018

LATAM Row

LATAM May 8, 2014 98

of total fleet is older than years, generating positive impact on market demand

LATAM - Commercial Vehicles

Manufacturing Footprint

La Victoria, Ven. Sete Lagoas, BR

CKD Assembly

Cordoba, ARG

LATAM May 8, 2014 99

Commercial Vehicles

LATAM - Commercial Vehicles Growth Drivers

Light Build on Iveco Daily strong recognition as major player in the light segment Light with leading Chassis-Cab and rear wheel drive

Medium Complement product offering in the vocational applications: Beverage,

Refuse Collectors, Sugar Cane and Concrete Mixers

Heavy Leverage recent launch of Stralis Hi-Way in Brazil (Q4 2013) to grow in the heavy segment

Bus Expand offering on Mini Bus segment and launch of 17 ton in the Defence chassis heavy Bus segment

Further develop the LATAM May 8, 2014 100

long term contract with the Brazilian Army on the 6x6

LATAM

Agenda

1 Agricultural Equipment

2 Construction Equipment

Commercial Vehicles

CNH Industrial Initiatives

3

4 LATAM May 8, 2014 101

LATAM

Main Drivers for Growth Build on leading position in the

Agricultural segment

Fully exploit potential

Increase capillarity of Argentina’s

of distribution

Increase localization

of components in

with significant LATAM to improve

expansion of

product line?up

manufacturing

expansion

across the region cost

competitiveness

LATAM May 8, 2014 102

INVESTOR DAY AUBURN HILLS MAY 8th 2014 NAFTA

Brad Crews

NAFTA

The Second Largest CNH Industrial Region in Terms of Revenue

2013 revenues of $9.5 billion, 28% of total CNH Industrial revenues

4 segments: AG, CE, PT and Financial Services

11 Manufacturing facilities including 1 joint venture 12 R&D Centers 10 Parts Depots

More than 1,100 dealers and

NAFTA May 8, 2014 104

Approximately 2,300 points of sale

NAFTA

CNH Industrial is a Leader in Capital Goods in North America Tractors

Light 2

Ranking*

Ranking*

Agricultural Equipment Construction Equipment 3

Combines Heavy 2

Crop Production 5

Major H&F 1 2

NAFTA

Source: Management estimates, Off Highway Research 105

(*) 2013 Ranking by number of units sold

May 8, 2014

NAFTA - Distribution Network

Over 1,100 Dealers

NAFTA Dealers POS *

633 391 989 880 341 24 47 98

POS

New Holland AG selling NH CE 761

Case selling Case CE NAFTA

(*) POS Point of Sale: primary network IH 402

May 8, 2014 106

NAFTA - Industrial Footprint

9 in United States

1 in Canada

1 11 Manufacturing Facilities

AG

Joint Venture Mexico

3 Business Units and 46 Product Lines

Tractor and Harvester AG Implements CE Powertrain

AG CE NAFTA Unconsolidated Joint Venture May 8, 2014 107

NAFTA

Agenda

1 Agricultural Equipment

2 Construction Equipment

3 CNH Industrial Initiatives

NAFTA May 8, 2014 108

NAFTA - Agricultural Equipment

Crop production is expected to remain stable

(million metric tons) Production of wheat, coarse grain, rice,

oilseeds, cotton, sugar beet and sugar cane

NAFTA

(million metric tons)

CAGR 0.1%

CAGR ‘13’- 18 28 3 30 3 27 28 647 648 US & CANADA +0.1% Sugarbeet Sugarcane Cotton 27 28 681 686 Sugar beet 378 373 88 85 6 7 Oilseeds 116 123 Rice Wheat 92 89 117 123 28 3 30 4 Sugar cane Cotton Oilseeds Rice Wheat +1.8% 2013 2018 Coarse grain

408 406 2013 2018 Coarse grain

USA: Planted hectares for corn, soybeans and wheat

30 33 4 4

35 Mexico 38 92.3 87.8 29.3 29.3 In Million Hectares USA Canada - 4%

Canada: Planted hectares for wheat, canola, barley and other major crops Sugarbeet Sugarcane Cotton Oilseeds Rice Wheat NAFTA May 8, 2014 109 Source: OECD-FAO Agricultural Outlook 2013-2022 Note: Oilseeds include soybean, grape seed, ground nuts and other oilseeds 2013 2018 2013 2018 US Source: USDA; Canada: Statistics Canada

Coarse Grain

NAFTA - Agricultural Equipment

Industrial Footprint

Manufacturing facilities

Unconsolidated Joint Venture

Saskatoon, SK (Can.) Fargo, ND

Benson, MN Racine, WI

Grand Island, NE New Holland, PA

Queretaro (Mexico) Goodfield, IL

Joint Venture

NAFTA May 8, 2014 110

NAFTA - Agricultural Equipment

Tractors Strategy

TIV Trend Period 2014-2018

- Total Industry Volume: =
- Total Industry Value : +

CASE IH AGRICULTURE

- Focus on the high horsepower needs of the professional producer
- Leverage new offerings of CVT (Continuously Variable Transmission), RowTrac and QuadTrac
- Grow the Precision Farming (AFS) business
- Achieve market leadership in 4WD





NEW HOLLAND AGRICULTURE

- Grow mid-range tractors business in dairy and livestock segments
- Build on the Clean Energy Leader platform
- Focus on Specialty and municipality segments for tractors below 100 HP

NAFTA

May 8, 2014 | 261

NAFTA - Agricultural Equipment

Combines Strategy

TIV Trend Period 2014?2018

Total Industry Volume:

Total Industry Value :

Focus on the professional producer

Leverage the new full line offering of Case IH headers

Leverage position of first rotary combine

Dual?solution approach targeting small grain markets

NAFTA

Leverage partnership with Growth Energy in the ethanol grower markets

May 8, 2014 112

NAFTA - Agricultural Equipment

Hay & Forage Strategy

TIV Trend Period 2014-2018

Total Industry Volume:

Total Industry Value :

Focus on the commercial producers large square baler and SP windrower needs Continue to pursue innovation as the market leader New products

Round balers

Disc mower conditioners

Self-propelled windrowers

NAFTA

New self-propelled forage business unit

Leverage partnership with National Cattlemen’s Beef

Association (NCBA)

May 8, 2014 113

NAFTA - Agricultural Equipment

Crop Production Strategy

TIV Trend Period 2014-2018

Total Industry Volume:

Total Industry Value :

Focus on the professional producer and commercial market places

Continue to grow production capacity and product offering

Leverage market leading precision spraying technology

Focus Crop Production unit to grow brand position in small grain markets

NAFTA

Expand presence in disc drill markets with new products

May 8, 2014 114

NAFTA

Agenda

1 Agricultural Equipment

2 Construction Equipment

3 CNH Industrial Initiatives

NAFTA May 8, 2014 115

NAFTA - Construction Equipment

2007-2017 Construction Spending

Detail by Segment Detail by Sub-Segment: Non Residential and Infrastructures

127 141 120

36% 39% 2013 Value Mix Infrastructures Energy Industrial

99 101 78 100 92 93 111 78 96 90 100 111 74 92 25% Total Construction

Transportation

Public Health Institutional

50 74 62 69 74 Residential Structures Total Construction Residential Structures Commercial Office

44 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017

Spending on US residential construction expected to show robust growth (7.9% CAGR 2012-2017).

US housing starts growing 15.4% a year in the 2012-2017 period

2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017

Index 2007 = 100

Infrastructures Non-Residential Structures NAFTA

Global economic recovery accelerates exports, boosts business confidence, and leads to a pickup in non-residential investment

Canadian spending/demand fell sharply late 2013. Housing starts expected to retract slightly in 2014 and remain at that level in 2015

Source: Global Insight Dec. 2013

Infrastructures include: Transportation, Public Health and Energy

Non-Residential Structures include: Commercial, Industrial, Office and Institution

May 8, 2014 116

NAFTA - Construction Equipment

Moderate Recovery

(‘000 units) 2013 2018

24% 76% 24% 76%

CAGR ‘13-’18 WW: 752k units WW: 893k units 206

NAFTA (excl. Mexico) 2.9 % Heavy Light

182 210 CAGR 2.9% 130 151 48 55 179 2013 2018

NAFTA ROW 132 153 50 57 Heavy 2013 2018 Light

Market is expected to recover at moderate 2 2 2 2 3 4

2013 2018 Mexico 1.5%

NAFTA May 8, 2014 117

pace after downturn.

Light vs. Heavy proportion will remain stable

NAFTA - Construction Equipment

Manufacturing Footprint

Construction Plants

Unconsolidated Joint Venture

Burlington, IA Fargo, ND

Wichita, KS Calhoun, GA

NAFTA

Queretaro (Mexico)

Joint Venture - Components

May 8, 2014 118

NAFTA - Construction Equipment

Strategy & Top Priorities Strengthen distribution Leverage Heavy line offering

Leverage on the new compact wheel

loader and complete New Holland product range

Target segments:

Road and building construction, dealer rental yards

Distribution expansion

Target agriculture/landscaping in rural

Reinforce parts support and remanufacturing product offering markets segment where heritage is strongest

NAFTA May 8, 2014 119

NAFTA

Agenda

1 Agricultural Equipment

2 Construction Equipment

3 CNH Industrial Initiatives

NAFTA May 8, 2014 120

NAFTA

Execute significant

new AG product

launches scheduled

within the planned period

Expand light CE

distribution through AG network

Lead CNH Industrial precision farming

technology offering

Increase AG share

position in cash crop and hay & forage

product segments

NAFTA

May 8, 2014 121

INVESTOR DAY

AUBURN HILLS

MAY 8TH, 2014

Manufacturing

Derek Neilson

Manufacturing

Agenda

1 Industrial Footprint

2 World Class Manufacturing

3 New Product Launch and Process Improvements

Manufacturing May 8, 2014 123

Manufacturing Locations

By Category

Vehicle Manufacturing Vertically Integrated

37 Vehicle Mfg

Assembly Only 6 62

MFG Plants

Component Mfg

Vertically Integrated 5

Engine Mfg

Vertically Integrated 7

Specialized Mfg

Manufacturing May 8, 2014 124

Vertically Integrated 7

Industrial Footprint 8

NAFTA EMEA

11 33 APAC 10

LATAM

Manufacturing May 8, 2014 125

388k Vehicles

62 Main Plants 1.3m Components 45.8k Employees

Note: figures as per YE 2013

Significant Manufacturing Investments Pune, India (2014) Investment - $90m

Start of Production: 2016

Combine Harvesters

Sugar Cane Harvesters Cotton Pickers

Rosslyn, South Africa (2013)

Investment - $50m

Start of Production: 2014

Medium and Heavy Trucks Buses

Harbin, China (2011)

Investment - $120m

Start of Production: 2014

High Horsepower Tractors

Combine Harvesters

Cordoba, Argentina (2011)

Investment - $90m

Start of Production: 2013

Manufacturing May 8, 2014 126

Corn Pickers

Square Balers

Combine Harvesters

Specialty Tractors

Manufacturing – Greenfield Plants

New Plant in Harbin, China Investment $120 million

Products Tractors, Combine Harvesters,

New Plant in Pune, India

Investment: $90 million

Products: Harvesting Equipment

H&F Equipment

Area: 80K sqm covered (Phase 1)

Start of Production Q4 2014

Area: 40k sqm covered area (Phase 1)

Start of Production Q1 2016 Pune Harbin

Manufacturing May 8, 2014 127

Manufacturing – Greenfield Plants

New Plant in Rosslyn, South Africa

Investment $50 million

Products: Trucks and Buses

New Plant in Cordoba, Argentina

Investment $90 million

Products Tractors, Combine Harvesters

Area: 50k sqm covered

Start of Production: Q3 2014 and Backhoe Loaders

Area: 29K sqm covered

Start of Production Q2 2013

Cordoba

Rosslyn

Manufacturing May 8, 2014 128

Manufacturing

Agenda

1 Industrial Footprint

New Product Launch and Process Improvements

2 World Class Manufacturing

3 Manufacturing May 8, 2014 129

World Class Manufacturing

A Structured System for Continuous Improvement

World Class Manufacturing principles WCM Objectives Targeting the highest standard of excellence across our plants

Structured system for continuous

improvement, utilizing the most effective manufacturing methodologies, including;

Total Quality Control (TQC)

Total Productive Maintenance (TPM)

Total Industrial Engineering (TIE)

Just In Time (JIT)

Aiming to eliminate all types of waste and losses in the manufacturing plants and

Manufacturing May 8, 2014 130

processes

World Class Manufacturing

Technical and Managerial Pillars

System of 10 Technical and 10 Managerial Pillars

Each Pillar using specific tools and methods required to eradicate the identified waste/losses

Structured ‘seven-step’ approach and auditing process, aligning with progressive improvement through reactive, preventative and proactive phases

One of the main features of the program is the direct relationship between a project and its cost benefits

The cost deployment pillar prioritizes projects acting as a compass for the WCM program.

Manufacturing May 8, 2014 131

Common approach based on a language universally recognized in all CNH Industrial plants and locations

WCM - People and Plant Involvement

WCM Pillar Leaders

People Involvement WCM Central Staff 51 754

5,932 WCM Pillar Team Members

36,900 Manufacturing People Enrolment

Plant Involvement Plant Awards

43 45 51 55 56 62 6 7 12 1 2 18 20 4 4 8

100% Participation of CNH Industrial Plants +22 Awarded Plants

Manufacturing May 8, 2014 132

Start 2010 2010 2011 2012 2013 2014F

4 Start 2010 2010 2011 2012 2013 2014F

# of BRONZE Plants # of SILVER Plants # of GOLD Plants

WCM - Financial and Project Savings

$692 $871 25.0% 30.0% 750 900 Actual Savings % Actual Savings per Year

Actual Cumulative Financial Savings

$135 $289 $493 10.0% 15.0% 20.0% 300 450 600 Savings

6.7% Average Savings / Year

6.3% 5.9% 7.5% 7.4% 6.2% 0.0% 5.0% 0 150

2010 2011 2012 2013 2014F M$ WCM Projects 9,946 8,768 11,965 10,454 10,500

$13.6

$17.6 $17.0

$19.0

$17.1

Manufacturing May 8, 2014 133

2010 2011 2012 2013 2014F

#PROJECTS AVG Saving/project in $000’s

WCM - 5 Year Strategic Plan 8

11 14 19 20 1 2 2 3 20 30 40

50 Plant Awards 3 Plants Achieving Gold

18 20 24 22 21 21 4 0 10

Start 2014 2014 2015 2016 2017 2018

+22 New Plant Awards

$1,642

WCM Cummulative Savings

# of BRONZE Plants # of SILVER Plants # of GOLD Plants

WCM Projects

$135

$950m Savings 2014 – 2018 10,500 10,600 11,200 11,700 11,900

$17.1 $16.0 $15.8 $15.3 $15.1

Manufacturing

2010 2018

May 8, 2014 134

2014 2015 2016 2017 2018

#PROJECTS AVG Saving/project in $000’s

Plant Certifications

61 plants are ISO 9001 certified for quality management system

55 plants are ISO 14001 certified for environmental management system

53 plants are OHSAS 18001 certified for health and safety management system

34 plants are ISO 50001 certified for energy management system

Manufacturing May 8, 2014 135

Manufacturing

Agenda

1 Industrial Footprint

New 2 World Class Manufacturing

3 Product Launch and Process Improvements

Manufacturing May 8, 2014 136

New Product Launch and Process Improvements

Introduction of New Products into Manufacturing is key to improve efficiency by;

Implementation of Design For Manufacture (DFM) through efficient and focused Early Product

Management (EPM) WCM Projects

Process Re-layout and Re-organization to maximize efficiency by way of implementing Work Place

Organization (WO) and Logistics (LOG) WCM Projects

Strong collaboration with Key Suppliers to optimize Component Lead Times and Quality

Detailed analysis on Current Product Quality defects to ensure robust and effective solutions are implemented at source with New Product introduction

Manufacturing May 8, 2014 137

INVESTOR DAY

AUBURN HILLS

MAY 8TH, 2014

Financial Services

CNH Industrial Capital

Oddone Incisa

Integrated and Diversified across Regions and Asset Classes

CNH Industrial Capital

Managed Portfolio $26.9 billion (YE 2013)

by Region

($ billion) 13.3

by Segment

NAFTA EMEA APAC

9% 69% 22% 8.2 1.1 49% 31% 4%

AG

CE

1.6 2.7

LATAM TRADE CV

More than Run as one business unit since 2013

10% 6%

Financial Services May 8, 2014 139

Common policies and practices across Regions

Multiple operating models

550k customers

and ~3,100 dealers served worldwide

1,330 employees

CNH Industrial Capital

Financing Products and Credit

MANAGED PORTFOLIO BY PRODUCT (2013)

Wholesale / Floorplan

29% Trade Finance 6% 37% penetration on CNH Industrial units sold in

2013 Insurance and Extended Warranty plans

Credit for Export (Trade Finance) Revolving Accounts 1%

Installment Financing 59%

COMMON AND CENTRALIZED CREDIT POLICIES Operating

Leasing 5%

GLOBAL CREDIT OFFICE

Global Credit Office with regional deployment

Common delegation of authority and credit policies

Centralized and regional credit monitoring

Focus on process standardization

Global Risk & Credit Office

Risk Analytics Credit Process Credit Administration Global Audit Operational Risk

Financial Services May 8, 2014 140

Regional Credit Offices

CNH Industrial Capital
Adaptive Business Models

Fully Owned Captives

- Mature captive financial services organizations: US, Canada, Brazil, Australia and Europe
- Licensed banks where required by regulation: Brazil, Europe
- All processes managed internally
- Established and robust access to funding

Joint Ventures

- Large and well established JV in Europe for Agricultural, Construction and - since 2014 - Commercial Vehicles
- JV for Commercial Vehicles in Spain
- Joint venture in Mexico within the Industrial JV
- CNH Industrial manages the sales and customer-facing processes, partner manages credit process
- Funding fully provided by partner

Vendor Programs

- White-label agreements with banks
- Option to evolve into JVs where size allows

Managed Portfolio by Ownership – Dec 2013



Off-Book (JVs)$2.7B 10%
On-Book (fully owned captives) $24.2B 90%

Financial Services May 8, 2014 | 291

CNH Industrial Capital
Funding Profile

Funding Mix % of Managed Portfolio



Dec 2013
Affiliated Debt 18%
Equity 9%
JV 10%
Unsecured 16%
ABS 47%
Dec 2018
Affiliated Debt 6%
Equity 10%
JV 18%
ABS 39%
Unsecured 27%

Note: Managed portfolio includes receivables from non-consolidated joint ventures

- Diverse funding platforms
- Established access to funding: ABS, unsecured bonds, BNDES, deposits, securitizations
- $2.5 billion in equity, 10.3% capitalization of on-book assets

NAFTA

- Asset Backed Securities (ABS)
  - Largest equipment ABS issuer
  - Issuer since 1992
- Unsecured bonds
  - Over $2 billion issued since 2011
  - SEC registrant
- Bank supported funding facilities

EMEA

- Retail – banking JV-partner
- Wholesale – securitizations and banks

LATAM

- BNDES for retail Brazil
- Deposits and bonds for wholesale Brazil
- Banks in other countries

APAC

- Australia – ABS and banks
- Rest of APAC – banking partners

Financial Services May 8, 2014 | 292

CNH Industrial Capital

Prepared for Growth

EMEA

NAFTA

High penetration and low delinquencies in Customer Financing JV with BNP Paribas Leasing Solutions Expanded JV to Iveco in 2014 Strong Retail Originations Record low delinquencies Growing unsecured funding Off-book funding Competitive rates Synergies across segments on Wholesale Financing, unifying platforms and funding vehicles

LATAM

#4 AG BNDES lender in Brazil

APAC

Australia, fully-owned Captive China exploring bank partnerships Started originating Iveco customer loans in 2014

Initiated public bond issuance in Brazil Established Finco in Argentina

China, India, launching a pan-Indian financial services partnership

Russia, existing Iveco captive and AG & CE vendor program

Financial Services May 8, 2014 143

CNH Industrial Capital

An Integrated Support Function

Integration Across Segments accomplished

Implemented global structure covering legacy CNH Capital and Iveco Capital organizations

One Global Credit Office organization with delegation of authority and credit policies

Extended European JV to Commercial Vehicles business

Originating Iveco receivables with Banco CNH Industrial Capital in Brazil

Fully integrated Trade Finance organization

Way Forward

Continuous focus on credit quality and process efficiency

Back office synergies

Funding diversification, increased access to unsecured debt, reduced recourse to affiliated debt

Target pre-tax of 20% on allocated equity

Financial Services May 8, 2014 144

Disclaimer Certain statements and information contained in this presentation that are not statements or information of historical fact constitute forward-looking statements, notwithstanding that such statements are not specifically identified. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”,

“believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “intend”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views, assumptions, expectations, and projections that, by their nature, become progressively more and more uncertain as they make reference to periods progressively distant in the future. These forward looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside the Company’s control and are difficult to predict

If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks, and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements including, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of the Company’s markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; actions of competitors in the various industries in which the Company competes;

development and use of new technologies and technological difficulties; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; housing starts and other construction activity; the Company’s ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations; the Company’s relations with Kobelco Construction Machinery Co., Ltd and Sumitomo (S.H.I.) Construction Machinery Co., Ltd.; the Company’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further worsening of the Eurozone sovereign debt crisis, other similar risks and uncertainties;

and the Company’s success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2013, prepared in accordance with U.S. GAAP and in our EU Annual Report at December 31, 2013, prepared in accordance with IFRS. Investors should refer and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here. Forward-looking statements speak only as of the date on which such statements are made. Any of the assumptions underlying this presentation or any of the circumstances or data mentioned in this presentation may change. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which CNH Industrial operates, it is particularly difficult to forecast results, and any estimates or forecasts of particular periods that are provided in this presentation are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. CNH Industrial does not undertake an obligation to update or revise publicly any forward-looking statements. The Company’s outlook is based upon assumptions relating to the factors described in this presentation , which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. The Company undertakes no obligation to update or revise its outlook or forward-looking statements, whether as a result of new developments or otherwise. The Company does not assume and expressly disclaims any liability in connection with any inaccuracies in any of these forward looking statements or in connection with any use by any third party of such forward-looking statements. Further information concerning the Company and its businesses, including factors that potentially could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. SEC, the AFM, and CONSOB. This presentation does not represent investment advice neither a solicitation, nor a recommendation for the purchase or sale of financial products and/or of any kind

May 8, 2014 of financial services as contemplated by the laws in any country or state. Copyright and other intellectual property rights in the information contained in this presentation belong, except where otherwise expressly provided for, to CNH Industrial N.V. or its subsidiaries.